SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated effective January 18th, 2011,

AMONG:

NORSAT INTERNATIONAL INC., a British Columbia corporation with an address at Suite 110 - 4020 Viking Way, Richmond, British Columbia  V6V 2L4

(the "Purchaser")

AND:

CALVEN IWATA, of 25 Castle Harbour Drive, Port Perry, Ontario  L9L 1P4

("Calven")

AND:

CHERYL IWATA, of 25 Castle Harbour Drive, Port Perry, Ontario  L9L 1P4

("Cheryl")

AND:

1078997 ONTARIO LIMITED, an Ontario corporation with an address at 10 Brendan Road, Toronto, Ontario M4G 2X1

("997")

AND:

1078998 ONTARIO LIMITED, an Ontario corporation with an address at 213 Glen Road, Toronto, Ontario M4W 2X2

("998")

AND:

ANDREA SINCLAIR, of 10 Brendan Road, Toronto, Ontario M4G 2X1

("997 Controlling Shareholder")

AND:

VALERIE SINCLAIR, of 213 Glen Road, Toronto, Ontario  M4W 2X2

("998 Controlling Shareholder")

AND:

SINCLAIR TECHNOLOGIES HOLDINGS INC., an Ontario corporation with an address at 85 Mary Street, Aurora, Ontario, L4G 6X5

("Sinclair")

WHEREAS:

(A)

Calven, Cheryl, 997 and 998 are the direct or indirect holders of all outstanding shares of Sinclair;

(B)

The Purchaser wishes to acquire control over all issued securities of Sinclair;

(C)

997 Controlling Shareholder and 998 Controlling Shareholder are the direct controlling shareholders of 997 and 998, respectively; and

(D)

The Purchaser and Sellers have agreed that a portion of the purchase price will be paid after closing once the value of the shares sold has been fully established;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

TABLE OF CONTENTS

Part 1 INTERPRETATION	5
Definitions	5
Schedules	12
Interpretation	13
Personal Information	14
Performance of Obligations by Sellers	14

Part 2 PURCHASE AND SALE	14
Purchase and Sale	14
Purchase Price	14
Initial Cash Payment and Escrow Deposits	15
Release of Earn-Out Shares	15
Payment of Contingent Payment	16
Converting Revenues Denominated in Foreign Currencies and Other Calculations	17
Conduct of Business	17
Reduction of Purchase Price	17
No Effect on Other Rights	18
Section 85 Election	18

Part 3 ADJUSTMENTS TO PURCHASE PRICE	18
Closing Date Balance Sheet	18
Release of Closing Date Escrow Funds	19
Release of Liability Escrow Funds	20
Payment of and Interest on Escrowed Funds	21

Part 4 REPRESENTATIONS AND WARRANTIES REGARDING SINCLAIR	21
Survival	33
Exclusive Benefit of Representations and Warranties	34

Part 5 REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS OF THE SELLERS AND CONTROLLING SHAREHOLDERS	34
Sellers	34
Controlling Shareholders	36
Survival	36
Exclusive Benefit of Representations and Warranties	37

Part 6 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	37
Purchaser	37
Survival	38
Exclusive Benefit of Representations and Warranties	38

Part 7 PURCHASER'S CONDITIONS PRECEDENT	39
Purchaser's Conditions	39
Waiver	41

Part 8 SELLERS' CONDITIONS PRECEDENT	41
Sellers' Conditions	41
Waiver	42

Part 9 COVENANTS	42
Conduct of Business	42

Access for Investigation	44
No Waiver	44
Confidentiality	44
Tax Returns	45
Pre-Closing Reorganization	45
Further Tax Elections	45

Part 10 CLOSING	45
Closing Date and Location	45
Sellers' Closing Documents	45
Purchaser's Closing Documents	47

Part 11 TERMINATION	48
Termination Rights	48
Termination on Payment of Fee	48
Destruction or Loss	49
Effect of Termination	49

Part 12 INDEMNITIES	50
Indemnification of Purchaser	50
Indemnification of Sellers	51
Limitations	51
Reductions and Subrogation	51
Exclusive Remedy	52
Indemnification Procedures for Third Party Claims	52

Part 13 GENERAL	53
Disputes	53
Public Notices	53
Public Disclosure	53
Expenses	53
Time	54
Notices	54
Governing Law and Attornment	55
Severability	55
Waiver	55
Amendment	55
Entire Agreement	55
Further Assurances	56
Enurement	56
Assignment	56

PART 1

INTERPRETATION

Definitions

1.1

In this Agreement the following words and phrases will have the following meanings:

(a)

"affiliate" means an affiliate as such term is defined in the Corporations Act;

(b)

"Applicable Law" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, that, in a context that refers to one or more persons apply to the person or persons, or its or their business, undertaking, property or shares, and emanate from a Governmental Entity having jurisdiction over the person or persons or its or their business, undertaking, property or shares;

(c)

"Assets" means all property or assets of any nature or kind, whether real or personal, tangible or intangible, and includes any interest therein of the Purchased Companies;

(d)

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person, including any municipal or other approvals required to be granted before a Governmental Entity provides an authorization;

(e)

"Business" means the business carried on, directly or indirectly, by Sinclair as of the date of this Agreement including the engineering, design and manufacture of RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks;

(f)

"Business Day" means any day which main branches of HSBC Bank Canada in Vancouver, British Columbia and Aurora, Ontario are both open for business;

(g)

"Closing", "Closing Time", "Closing Date" means 10:00 a.m. (Toronto Time) on January 21, 2011, or such other time or date as may be agreed upon in writing by the Parties;

(h)

"Closing Date Balance Sheet" means the consolidated balance sheet of Sinclair Technologies disclosing, as at the Closing Date, the consolidated assets and liabilities of Sinclair Technologies and will also include a statement of the Closing Date Working Capital;

(i)

"Closing Date Escrow Funds" means the US$500,000 deposited under the Escrow Agreement that is subject to release under the provisions of § 3.8;

(j)

"Closing Date Working Capital" means the consolidated Working Capital of Sinclair Technologies as at the Closing Date;

(k)

"Closing Date Net A/R" means the sum of cash, short-term investments, accounts receivable (less doubtful accounts) of Sinclair Technologies on a consolidated basis, less the accounts payable, and less any amounts in respect of Taxes (excluding any Taxes in respect of the Pre-Closing Reorganization, other than the withholding taxes referenced in (A) of the definition of Indemnified Pre-Closing Reorganization Taxes) due, accrued or accruing in respect of the Straddle Period as at the Closing Date;

(l)

"Confidential Information" means all materials and information, in whatever form provided by a Party, relating to such Party's business, finances, operations, strategic planning, research and development activities, forecasts, products, designs, systems, improvements, processes, firmware, technical specifications, flowcharts, notes, data, memoranda, know-how, purchasing, trade secrets, as well as any materials and information which, from the circumstances in which they are made available to the other Party, in good faith ought to be treated as confidential or proprietary, but will not include any information that is disclosed that the Party who has received such information or who does not own such information can prove: (i) is publicly available at the time of disclosure or development, or becomes publicly available after disclosure or development, through no fault of the receiving Party; (ii) was developed by agents or employees of the receiving or non-owning Party independently of, and without knowledge of or reliance on, the disclosed information; (iii) is obtained by the receiving or non-owing Party outside of the performance of obligations or the enjoyment of its rights hereunder without any violation of the rights of the other Party; or (iv) was rightfully in the receiving or non-owning Party's possession before the time of disclosure, if such information was not obtained in confidence;

(m)

"Contingent Payment" has the meaning set out in § 2.2;

(n)

"Controlling Shareholders" means 997 Controlling Shareholder and 998 Controlling Shareholder;

(o)

"Corporations Act" means the Business Corporations Act (Ontario)  in effect at the date of this Agreement;

(p)

"Dispute Period" has the meaning set out in § 3.2;

(q)

"Earn-Out Shares" means 4,028,932 common shares of the Purchaser;

(r)

"EBITDA" means the total consolidated net income of Sinclair Technologies plus interest, taxes, depreciation and amortization expenses calculated in accordance with Canadian generally accepted accounting principles and practices as applied on a basis consistent with the accounting principles and methods used by Sinclair Technologies for its consolidated balance sheet and income statement dated September 30, 2010;

(s)

"Employees" means all individuals who are full-time, part-time or temporary employees or individuals engaged on contract to provide employment or similar services in respect of each of the Purchased Companies;

(t)

"Encumbrance" means any lien, claim, charge, pledge, hypothecation, security interest, mortgage, title retention agreement, option or encumbrance of any nature or kind whatsoever;

(u)

"Environmental Laws" means all applicable international, federal, provincial, state, municipal and local treaties, conventions, laws, statutes, ordinances, by-laws, codes, regulations, and all policies, guidelines, standards, orders, directives, decisions, in each case, rendered or promulgated by any Governmental Entity and having the force of law, relating to fisheries, health and safety, the protection or preservation of the environment or the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, transport or handling of Hazardous Substances;

(v)

"Escrow Agent" means Beard Winter LLP;

(w)

"Escrow Agreement" means the agreement between the Purchaser, the Sellers and the Escrow Agent to be entered into on the Closing Date, a copy of which is attached as Schedule 1.1(w);

(x)

"Escrow Funds" means the US$1,500,000 deposited under the Escrow Agreement as the Closing Date Escrow Funds and the Liability Escrow Funds;

(y)

 "Financial Statements" means the consolidated audited financial statements of Sinclair Technologies for the years ended September 30, 2010, 2009 and 2008 and the unaudited financial statements of Sinclair for the years ended September 30, 2010, 2009 and 2008, copies of which are attached as Schedule 4.1(e);

(z)

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, ministry, department, court, tribunal, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body, in each case, having jurisdiction on behalf of any nation, province, territory, state or other geographic subdivision thereof and exercising any regulatory, judicial, legislative, expropriation or taxing authority;

(aa)

"GST/HST" means the goods and services tax and the harmonized sales tax imposed under the Excise Tax Act (Canada);

(bb)

"Hazardous Substances" means contaminants, pollutants, dangerous substances, liquid wastes, industrial wastes, hauled liquid wastes, toxic substances, hazardous wastes, hazardous materials, or hazardous substances as defined in or pursuant to any Environmental Law by or to which the Business, the Assets or a Purchased Company is or are bound or subject;

(cc)

"Income Tax Act" means the Income Tax Act (Canada), as amended;

(dd)

"Indemnified Party" has the meaning set out in § 12.7(a);

(ee)

"Indemnified Pre-Closing Reorganization Taxes" means, for any applicable Purchased Company, (A) withholding taxes (and any assessments, charges and other amounts relating thereto, together with any interest, penalties or other related amounts levied, assessed or imposed by any Governmental Entity) under applicable Tax Laws arising in respect of the approximate US$5.8-6.25M dividend envisioned under the Pre-Closing Reorganization noted in paragraph 4 of Schedule 9.6, (B) the first C$200,000 of taxes (and any assessments, charges and other amounts relating thereto, together with any interest, penalties or other related amounts levied, assessed or imposed by any Governmental Entity) arising in respect of any part of the approximate US$5.8-6.25M dividend envisioned under the Pre-Closing Reorganization noted in paragraph 4 of Schedule 9.6 that is deemed not to be coming from "exempt surplus" under applicable Tax Laws, and (C) the first C$100,000 of taxes (and any assessments, charges and other amounts relating thereto, together with any interest, penalties or other related amounts levied, assessed or imposed by any Governmental Entity), not already included in (A) and (B) above, and excluding any taxes arising from the foreign exchange gain on the repayment by Sinclair Technologies to Sinclair Technologies Inc. (a New York company), otherwise arising in respect of the Pre-Closing Reorganization;

(ff)

"Intellectual Property" has the meaning set out in § 4.1(ii);

(gg)

"Legal Proceeding" means any litigation, action, suit, investigation, hearing, claim, complaint, grievance, arbitration proceeding or other legal proceeding and includes any appeal or review and any application for same;

(hh)

"Liability" means any liability or obligation of any kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due);

(ii)

"Liability Escrow Funds" means the US$1,000,000 deposited under the Escrow Agreement that is subject to release under the provisions of Part 3;

(jj)

"Material Adverse Change" means, in respect of a Purchased Company any one or more changes, events or occurrences, and "Material Adverse Effect" means in respect of any Purchased Company, an effect, which, in either case, either individually or in the aggregate with all other facts, changes, circumstances, effects, events or occurrences is, or would reasonably be expected to (i) be, material and adverse to the business, operations, results of operations, assets, capital, liabilities (contingent or otherwise), prospects, privileges or financial condition of that Person and its Subsidiaries, taken as a whole, or (ii) prevent a party from performing its obligations under this Agreement in any material respect, other than any change, event, occurrence or effect: (a) relating to the global economy or financial, securities or commodities markets in general in the world including, without limitation, changes in currency exchange rates or interest rates; (b) relating to any generally applicable change in Applicable Laws (other than orders, judgments or decrees made against a Purchased Company); or (c) any natural disaster or the commencement, occurrence or continuation of any war, armed hostility or act of terrorism; provided, however that such matter referred to in clause (a), (b), or (c) above does not have a materially disproportionate effect to a Purchased Company taken as a whole compared to other companies of similar size operating in the same industry as the Business;

(kk)

"Material Contracts" means those commitments, contracts, instruments, leases and other agreements, oral or written, entered into by a Purchased Company or by which a Purchased Company is bound which have (i) total payment obligations on the part of a Purchased Company, or on the part of a counterparty to such agreement, which exceed C$300,000, or (ii) total annual payment obligations on the part of a Purchased Company, or on the part of a counterparty to such agreement, which exceed C$200,000 and are for a term of or in excess of one year;

(ll)

"Minimum Closing Date Working Capital" means Closing Date Working Capital of at least C$4,200,000;

(mm)

"Minimum Closing Date Net A/R" means Closing Date Net A/R of at least C$500,000;

(nn)

"Notice of Objection" has the meaning set out in § 3.2;

(oo)

"Party" means any party to this Agreement and "Parties" mean all of them together;

(pp)

"Permitted Encumbrances" means the following:

(i)

inchoate or statutory liens for Taxes not at the time overdue but only if the amount thereof at the Closing Date is taken into account as a current liability in calculating the Closing Date Working Capital and inchoate or statutory liens for overdue Taxes the validity of which any of the Purchased Companies is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes, and only if the amount of such overdue Taxes at the Closing Date is taken into account as a current liability in calculating the Closing Date Working Capital;

(ii)

statutory liens incurred or deposits made in the ordinary course of the Business in connection with worker's compensation, employment insurance, employer health tax, Canada Pension Plan and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts owing but not yet due and only if the amount thereof at the Closing Date is taken into account as a current liability in calculating the Closing Date Working Capital;

(iii)

security given by a Purchased Company to a public utility or any Governmental Entity when required in the ordinary course of business of a Purchased Company but only to the extent that the amount of the obligation secured at the Closing Date is taken into account as a current liability in calculating the Closing Date Working Capital;

(iv)

undetermined or inchoate construction or repair or storage liens arising in the ordinary course of business, payment for which is not yet due and a claim for which has not been filed or registered pursuant to law or for which notice in writing has not been given to a Purchased Company, but only if the aggregate amount thereof at the Closing Date would not constitute a Material Adverse Change;

(v)

the reservations, exceptions, limitations, provisos and conditions expressed in any original or subsequent Crown Grant and liens for real property taxes, charges, rates, duties, levies and assessments which are not yet due;  and

(vi)

those Encumbrances set out in Schedule 4.1(k);

(qq)

"Person" includes an individual, corporation, limited liability corporation, unlimited liability company, body corporate, partnership, limited partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative thereof or any other entity (including a Governmental Entity);

(rr)

"Pre-Closing Reorganization" means the reorganization contemplated by § 9.6;

(ss)

"Promissory Note" means the form of promissory note attached to this Agreement as Schedule 1.1(ss);

(tt)

"Public Record" means information which has been publicly filed by the Purchaser on SEDAR;

(uu)

"Purchase Price" means the amount set forth in § 2.2;

(vv)

"Purchased Companies" means Sinclair, Sinclair Technologies, Sinclair UK, Sinclair Technologies Inc. (a New York corporation), Labtronics Leasing Limited (an Ontario corporation), Sinclabs Inc. (an Ontario corporation) , Laser Fusion Investments Inc. (an Ontario corporation) and Laser Fusion Limited (an Ontario corporation);

(ww)

"Purchaser's Solicitors" means McMillan LLP;

(xx)

"Revenues" means the total consolidated revenues (minus provisions for returns and allowances) of Sinclair Technologies calculated in accordance with Canadian generally accepted accounting principles and practices as applied on a basis consistent with the accounting principles and methods used by Sinclair Technologies for its consolidated balance sheet and income statement dated September 30, 2010;

(yy)

"SEDAR" means the System for Electronic Document Analysis and Retrieval operated by the Canadian Securities Administrators;

(zz)

"Sellers" means Calven, Cheryl, 997 and 998;

(aaa)

"Sellers' Solicitors" means Beard Winter LLP;

(bbb)

"Sinclair Technologies" means Sinclair Technologies Inc. (an Ontario corporation);

(ccc)

"Sinclair Audited 2011 Statements" means an audited consolidated balance sheet and income statement, denominated in Canadian dollars, for Sinclair Technologies for the period from the Closing Date to December 31, 2011, such statements to be prepared in accordance with Canadian generally accepted accounting principles and consistent with the accounting principles and methods used by Sinclair Technologies for its consolidated balance sheet and income statement dated September 30, 2010;

(ddd)

"Sinclair Audited 2012 Statements" means an audited consolidated balance sheet and income statement, denominated in Canadian dollars, for Sinclair Technologies for the 12 month period ended December 31, 2012, such statements to be prepared in accordance with Canadian generally accepted accounting principles and consistent with the accounting principles and methods used by Sinclair Technologies for its consolidated balance sheet and income statement dated September 30, 2010;

(eee)

"Sinclair Shares" means all of the issued and outstanding shares of Sinclair;

(fff)

"Sinclair UK" means Sinclair Technologies Limited (a UK corporation);

(ggg)

"Shareholder Loans" means any and all amounts owing to any Seller or its affiliate or associate from any of the Purchased Companies;

(hhh)

"Shares" means all of the issued and outstanding shares of the Purchased Companies;

(iii)

"Straddle Period" has the meaning set out in § 4.1(bb)(ii);

(jjj)

"Tax Laws" means any Applicable Law that imposes Taxes or deals with the administration or enforcement of liabilities for Taxes;

(kkk)

"Tax Returns" means any report, election, declaration, return, information return, form, filing, claim for refund or statement or any other document relating to any Tax, including any schedule or attachment thereto and any amendment thereof;

(lll)

"Tax" or "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies, withholdings, government contributions and similar charges of any kind whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts levied, assessed or imposed by any Governmental Entity, including federal, provincial, territorial, municipal and local, foreign, state or other income, gross receipts, capital, goods and services, sales, use, consumption, excise, value-added, harmonized sales, business, real property, personal property, transfer, franchise, capital gains, withholding, payroll, or employer health taxes, customs, import, anti-dumping or countervailing duties, Canada Pension Plan contributions, employment insurance premiums, and provincial workers' compensation payments or other tax of any kind whatsoever, and any interest, penalties and fines associated therewith whether disputed or not;

(mmm)

"TSX" means the Toronto Stock Exchange; and

(nnn)

"Working Capital" means the sum of cash, short-term investments, accounts receivable (less doubtful accounts) and inventories (less any provision for obsolescence) of Sinclair Technologies on a consolidated basis, less the accounts payable, and less any amounts in respect of Taxes (excluding any Taxes in respect of the Pre-Closing Reorganization, other than the withholding taxes referenced in (A) of the definition of Indemnified Pre-Closing Reorganization Taxes) due, accrued or accruing in respect of the Straddle Period.

Schedules

1.2

The following are the schedules to, and form an integral part of, this Agreement:

Schedule 1.1(w)

- Escrow Agreement

Schedule 1.1(ss)

- Form of Promissory Note

Schedule 2.12

- Integration Plan and Purchaser's Policy Manual

Schedule 4.1(a)

- Jurisdictions of Business

Schedule 4.1(b)

- Capitalization and Share Ownership of Sinclair

Schedule 4.1(d)

- Consents and Approvals

Schedule 4.1(e)

- Financial Statements

Schedule 4.1(f)

- Bankruptcy

Schedule 4.1(j)

- Absence of Unusual Transactions

Schedule 4.1(k)

- Encumbrances

Schedule 4.1(l)

- Leased Assets

Schedule 4.1(n)

- Bank Accounts and Powers of Attorney

Schedule 4.1(o)

- Real Property

Schedule 4.1(p)

- Material Contracts

Schedule 4.1(r)

- Employees

Schedule 4.1(s)

- Workers' Compensation

Schedule 4.1(t)

- Union Contracts

Schedule 4.1(u)

- Litigation

Schedule 4.1(v)

- Insurance

Schedule 4.1(y)

- Corporate Records

Schedule 4.1(z)

- Required Authorizations

Schedule 4.1(aa)

- Permits and Licences

Schedule 4.1(bb)

- Tax Matters

Schedule 4.1(cc)

- Additional Tax Matters

Schedule 4.1(dd)

- GST/HST Numbers

Schedule 4.1(gg)

- Specific Representations

Schedule 4.1(hh)

- Environmental Matters

Schedule 4.1(ii)

- Intellectual Property

Schedule 4.1(kk)

- Brokers and Finders; Advisory Fees

Schedule 7.1(a)

- Purchaser Authorizations

Schedule 9.1(i)

- No Increases

Schedule 9.6

- Pre-Closing Reorganization

Interpretation

1.3

For the purposes of this Agreement, except as otherwise expressly provided herein

(a)

"this Agreement" means this Agreement, including the Schedules hereto, as it may from time to time be supplemented or amended;

(b)

the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Part, clause, subclause or other subdivision or Schedule;

(c)

the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(d)

the word "including" is not limiting (whether or not non-limiting language such as "without limitation" or "but not limited to" or other words of similar import are used with reference thereto);

(e)

all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with generally accepted accounting principles applicable in Canada, applied on a consistent basis with prior years;

(f)

a reference to currency, "US$" or "US dollars" means currency of the United States of America, except a reference to "C$" or "Canadian dollars" which means currency of Canada;

(g)

the phrase "to the best of the knowledge" or phrases of similar import means to the actual knowledge of the senior officers of the Party after making due enquiries to enable the Party to make the statement or disclosure;

(h)

a reference to a Part is to a Part of this Agreement, and the symbol § followed by a number or some combination of numbers and letters refers to the section, paragraph, subparagraph, clause or subclause of this Agreement so designated;

(i)

the headings to the Parts and clauses of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(j)

any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity; and

(k)

the representations, warranties, covenants and agreements contained in this Agreement will not merge at the Closing and will continue in full force and effect from and after the Closing Date for the applicable period set out in this Agreement.

Personal Information

1.4

Personal information that has been removed or excluded from any schedule in accordance with the Personal Information Protection and Electronic Documents Act (Canada) or any other applicable laws respecting the protection of privacy, along with a concordance which permits any identifiers in the relevant schedule to be attributed to a corresponding individual, will be provided to the Purchaser on the Closing Date.  For purposes of the schedules in respect of which personal information applies, the personal information provided to the Purchaser in accordance with this section will be deemed to be included in such schedules.

Performance of Obligations by Sellers

1.5

In order to induce the Purchaser to enter into this Agreement, the Controlling Shareholders individually hereby, absolutely, irrevocably and unconditionally guarantee to the Purchaser, its successors and assigns, the full payment of any amount that may be owed by the Sellers under § 3.8.  Such guarantee will be as primary obligor and not merely as surety.  The Controlling Shareholders hereby waive acceptance, diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Sellers, any right to require a proceeding first against the Sellers, protest, notice and all demands whatsoever.  The Controlling Shareholders agree to pay any and all costs and expenses (including reasonable fees and disbursements of counsel) incurred by the Purchasers in enforcing any rights under this section.

PART 2

PURCHASE AND SALE

Purchase and Sale

2.1

The Purchaser agrees to purchase the Sinclair Shares from the Sellers and the Sellers agree to sell the Sinclair Shares to the Purchaser and the Purchaser agrees to pay the Purchase Price (as defined below) on the terms and conditions hereinafter set forth.

Purchase Price

2.2

The consideration (the "Purchase Price") payable by the Purchaser to or at the direction of the Sellers for the Sinclair Shares is

(a)

an initial cash payment of US$16,000,000 (the "Initial Cash Payment"),

(b)

the Earn-Out Shares, and

(c)

a future contingent cash payment of US$750,000 (the "Contingent Payment").

Initial Cash Payment and Escrow Deposits

2.3

The Purchaser will, at the Closing Time,

(a)

pay US$14,500,000 of the Initial Cash Payment to, or at the direction of, the Sellers by wire transfer, allocated

(i)

US$5,093,238.61 to Calven,

(ii)

US$1,267,199.93 to Cheryl,

(iii)

US$4,069,780.73 to 997, and

(iv)

US$4,069,780.73 to 998; and

(b)

deposit US$1,500,000 (as the Escrow Funds), the Earn-Out Shares and, as evidence of the obligation to pay the Contingent Payment, the Promissory Notes with the Escrow Agent, allocated as follows

(i)

US$526,886.75, 1,415,193 common shares of the Purchaser and a promissory note for up to US$263,443.38 to Calven,

(ii)

US$131,089.65, 352,101 common shares of the Purchaser and a promissory note for up to US$65,544.82 to Cheryl,

(iii)

US$421,011.80, 1,130,819 common shares of the Purchaser and a promissory note for up to US$210,505.90 to 997, and

(iv)

US$421,011.80, 1,130,819 common shares of the Purchaser and a promissory note for up to US$210,505.90 to 998.

Release of Earn-Out Shares

2.4

As soon as practicable, and in any event not later than the date that the Purchaser is required to file on SEDAR the Purchaser's consolidated financial statements for the year-ended December 31, 2011, the Purchaser will deliver to the Sellers the Sinclair 2011 Audited Statements.  With the necessary changes, the provisions of § 3.2 to § 3.7 will apply to the resolution of any dispute with respect to the Sinclair 2011 Audited Statements.

2.5

Subject to § 2.10 to § 2.12, if the Sinclair 2011 Audited Statements disclose that Sinclair's

(a)

Revenues are less than C$20,500,000 and its EBITDA is less that C$3,000,000, then the Earn-Out Shares will be released from the Escrow Agreement and returned to the Purchaser for cancellation and the Sellers will have no further right to the Earn-Out Shares,

(b)

Revenues are at least C$20,500,000 (but EBITDA is less than C$3,000,000) or EBITDA is at least C$3,000,000 (but Revenues are less than C$20,500,000), then 75% of the Earn-Out Shares (3,021,699 shares) will be released from the Escrow Agreement and delivered to the Sellers (pro rata to their entitlement to the Earn-Out Shares) and the balance of the Earn-Out Shares will be returned to the Purchaser for cancellation and the Sellers will have no further right to the Earn-Out Shares released to the Purchaser, or

(c)

Revenues are at least C$20,500,000 and its EBITDA is at least C$3,000,000, then all the Earn-Out Shares will be released from the Escrow Agreement to the Sellers.

2.6

While the Earn-Out Shares are being held under the Escrow Agreement, the Sellers agree and direct that they will waive the right to vote and will not vote any of the Earn-Out Shares, or grant a proxy to another person to vote, and that all distributions paid on the Earn-Out Shares, if any, will be deposited under the Escrow Agreement and will be released to the Party receiving the Earn-Out Shares on their release from the Escrow Agreement.

Payment of Contingent Payment

2.7

As soon as practicable, and in any event not later than the date that the Purchaser is required to file on SEDAR the Purchaser's consolidated financial statements for the year-ended December 31, 2012, the Purchaser will deliver to the Sellers the Sinclair 2012 Audited Statements.  With the necessary changes, the provisions of § 3.2 to § 3.7 will apply to the resolution of any dispute with respect to the Sinclair 2012 Audited Statements.

2.8

Subject to § 2.9 to § 2.12, if the Sinclair 2012 Audited Statements disclose that Sinclair's

(a)

Revenues are less than C$21,000,000 and its EBITDA is less that C$3,500,000, then the Purchaser will have no further obligation to pay, and the Sellers will have no further right to receive, the Contingent Payment,

(b)

Revenues are at least C$21,000,000 (but EBITDA is less than C$3,500,000) or its EBITDA is at least C$3,500,000 (but Revenues are less than C$21,000,000), then the Purchaser will pay 75% of the Contingent Payment (US$562,500) to the Sellers (pro rata to their entitlement to the Initial Cash Payment) and the Purchaser will have no further obligation to pay, and the Sellers will have not further right to receive, the balance of the Contingent Payment, or

(c)

Revenues are at least C$21,000,000 and its EBITDA is at least C$3,500,000, then all of the Contingent Payment will be paid by the Purchaser to the Sellers.

2.9

On the Purchaser becoming obligated under § 2.8 to pay any part of the Contingent Payment to the Sellers, the Promissory Notes will be released from the Escrow Agreement to the Sellers.  If it is determined that the Purchaser has no obligations to pay any Contingent Payment, the Promissory Notes will be released from the Escrow Agreement to the Purchaser for cancellation.  In the event of the bankruptcy, liquidation or insolvency of the Purchaser, or if a receiver or receiver-manager is appointed for all or any part of the business or assets of the Purchaser, the Contingent Payment will be equal to US$750,000.

Converting Revenues Denominated in Foreign Currencies and Other Calculations

2.10

In calculating Revenue and EBITDA for the purposes of the Sinclair Audited 2011 Statements and the Sinclair Audited 2012 Statements, revenues denominated in foreign currencies, including the U.S. dollar, Euro and British Pound, will be converted at the following rates: (i) US$1.00 = C$1.04145094, (ii) €1.00 = C$1.413, (iii) £1.00 = C$1.62421914, and (iv) for any other currency the Canadian dollar equivalent at the average exchange rate for the 12 months ended September 30, 2010 as reported by the Bank of Canada.

2.11

For the purposes of § 2.5 and § 2.8,

(a)

the determination of EBITDA and Revenues will exclude all costs related to reporting obligations and other obligations arising from Sinclair becoming a subsidiary of a public company, and

(b)

the actual results set out in the Sinclair 2011 Audited Statements will be grossed up as if the statements covered the 12 month period from January 1, 2011 to December 31, 2011.

Conduct of Business

2.12

Until January 1, 2013, the Purchaser agrees that it will not take any action that would be materially  prejudicial or discriminatory to the Business or the interest of the Sellers in receiving the Earn-Out Shares or the Contingent Payment that may be payable under § 2.5 or § 2.8.  If, as a result of the Purchaser taking any actions that are determined pursuant to § 13.1 to be materially prejudicial or discriminatory in any manner and extent to the Business or the interest of the Sellers in receiving the Earn-Out Shares or the Contingent Payment, then all shares must be issued and all amounts must be released to the Sellers under § 2.5 or § 2.8 immediately.  In fulfilling its obligations under this section, the Purchaser will be entitled to implement the Integration Plan attached hereto as Schedule 2.12 (which will provide that there will be no change in the name of any of the Purchased Companies) and the Purchased Companies will be required to comply with the corporate conduct policies of the Purchaser as outlined in Schedule 2.12, and the implementation of such plan and compliance with such policies will not give any grounds for the Sellers to demand the release of the Earn-Out Shares or payment of the Contingent Payment under this Section.  In the event of any conflict or ambiguity between the terms of the Integration Plan and the corporate conduct policies of the Purchaser, the terms of the Integration Plan shall supersede the conflicting or ambiguous terms of the corporate conduct policies of the Purchaser.

Reduction of Purchase Price

2.13

Any cash or shares deposited under the Escrow Agreement that are released or returned to the Purchaser, the loss of the Sellers' right to receive any of the Contingent Payment or any cash or shares paid under this Agreement that are otherwise reimbursed or returned to the Purchaser by the Sellers, will be considered a reduction of the Purchase Price.

No Effect on Other Rights

2.14

Any change in the Purchase Price in accordance with the provisions of this Part or Part 3 will not limit or affect any other rights or causes of action either the Purchaser or the Sellers may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

Section 85 Election

2.15

The Sellers and Purchaser will, at the request and expense of the Sellers, execute and file in the appropriate office of the Canada Revenue Agency, in the form prescribed by and within the time limit set out in the Income Tax Act for such purposes an election pursuant to subsection 85(1) of the Income Tax Act in respect of the Sinclair Shares as prepared by the Sellers wherein they will agree that the amount elected under that subsection (the "Elected Amount") in respect of the Sinclair Shares will be such amount as is determined by the Sellers, and that they will adjust the Elected Amount and file such amended election and documents, on request by the Sellers, as may be required by the Sellers.

PART 3

ADJUSTMENTS TO PURCHASE PRICE

Closing Date Balance Sheet

3.1

As soon as practicable, and in any event not later than 45 days following the Closing Date, BDO Dunwoody LLP will deliver to the Purchaser and the Sellers the Closing Date Balance Sheet.  The Closing Date Balance Sheet will be prepared in accordance with Canadian generally accepted accounting principles, consistent with the accounting principles and methods used by Sinclair Technologies for its consolidated balance sheet dated September 30, 2010. The fees and expenses of BDO Dunwoody LLP for preparing the Closing Date Balance Sheet will be shared equally between the Purchaser and Sellers (the Sellers' portion to be paid from the Escrow Funds if not otherwise paid through adjustments made under this Part).

3.2

Following the receipt thereof, the Sellers will have a period of 15 Business Days (the "Dispute Period") to review and provide any objections to the Closing Date Balance Sheet.  The Sellers must notify the Purchaser in writing (the "Notice of Objection") if they have any objections to the Closing Date Balance Sheet within the Dispute Period.  However, in no event will there be grounds for dispute of the Closing Date Balance Sheet unless the aggregate of amounts so disputed exceeds C$25,000.  If there are such grounds, then the Notice of Objection containing a detailed statement of the basis of each of the Sellers' objections and each amount in dispute must be delivered within the Dispute Period. The Purchaser will provide complete access at reasonable times, upon request, to the Sellers and their auditor, to all work papers of Sinclair Technologies, the auditors of Sinclair Technologies, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Closing Date Balance Sheet.

3.3

If the Sellers deliver a Notice of Objection, the Parties will work expeditiously and in good faith in an attempt to resolve such objections within 15 Business Days following the date of delivery of the Notice of Objection.  Failing resolution of any objection to the Closing Date Balance Sheet raised by the Sellers, the dispute will be submitted for determination to an independent firm of chartered accountants mutually agreed to by the Purchaser and the Sellers (and, failing such agreement within a further period of 10 Business Days, such independent firm of chartered accountants will be PricewaterhouseCoopers LLP).  The determination of such firm of chartered accountants will be final and binding upon the Parties and will not be subject to appeal, absent manifest error.  Such firm of chartered accountants are deemed to be acting as experts and not as arbitrators.

3.4

If the Sellers do not deliver a Notice of Objection within the Dispute Period, the Sellers are deemed to have accepted and approved the Closing Date Balance Sheet and such Closing Date Balance Sheet will be final, conclusive and binding upon the Parties, and will not be subject to appeal.

3.5

If the Sellers deliver a Notice of Objection, and the issues raised therein are resolved or determined by an auditor appointed pursuant to § 3.3, then the Parties will revise the Closing Date Balance Sheet to reflect the final resolution or final determination of such objections under § 3.3 within two Business Days following such final resolution or determination.  Such revised Closing Date Balance Sheet (as adjusted) will be final, conclusive and binding upon the Parties, and will not be subject to appeal, absent manifest error.

3.6

Except for the fees and expenses of BDO Dunwoody LLP incurred in connection with the preparation of the Closing Date Balance Sheet, which will be paid by the Purchaser and Sellers as provided for in § 3.1, the Purchaser and the Sellers will each bear their own fees and expenses, including the fees and expenses of their respective auditors, in objecting to or reviewing, as the case may be, the Closing Date Balance Sheet.  In the case of a dispute and the retention of a firm of chartered accountants to determine such dispute, the costs and expenses of such firm of chartered accountants will be borne equally by the Sellers and the Purchaser.  However, the Sellers and the Purchaser will each bear their own costs in presenting their respective cases to such firm of chartered accountants.

3.7

The Parties agree that the procedure set forth in this Part for resolving disputes with respect to the Closing Date Balance Sheet is the sole and exclusive method of resolving such disputes.  This Part will not prohibit any Party from instigating litigation to compel specific performance of this Part or to enforce the determination of the independent firm of chartered accountants.

Release of Closing Date Escrow Funds

3.8

If the Closing Date Working Capital is

(a)

equal to or greater than the Minimum Closing Date Working Capital, and the Closing Date Net A/R is greater than or equal to the Minimum Closing Date Net A/R,

(i)

an amount equal to the lessor of

(A)

the Closing Date Working Capital less the Minimum Closing Date Working Capital, and

(B)

the Closing Date Net A/R less the Minimum Closing Date Net A/R will be paid to the Sellers,

(ii)

there will be a corresponding increase to the Purchase Price, and

(iii)

the Closing Date Escrow Funds will be released to the Sellers, or

(b)

less than the Minimum Closing Date Working Capital, or the Closing Date Net A/R is less than the Minimum Closing Date Net A/R,

(i)

an amount equal to the greater of

(A)

the Minimum Closing Date Working Capital less the Closing Date Working Capital, and

(B)

the Minimum Closing Date Net A/R less the Closing Date Net A/R will be paid to the Purchaser out of the Closing Date Escrow Funds (with any balance of the Closing Date Escrow Funds to be promptly released to the Sellers), and

(ii)

if the Closing Date Escrow Funds are insufficient for that purpose, by the Sellers with respect to the balance;

with all amounts payable to or by the Sellers being calculated pro rata to their entitlement to the Initial Cash Payment.

Release of Liability Escrow Funds

3.9

On or before the first Business Day that is at least 24 months from the Closing Date, the Purchaser will make a determination of the amount of any claims for which indemnity is then sought from the Sellers or Controlling Shareholders under Part 12 (the "Liability Escrow Holdback").

3.10

If the amount of the Liability Escrow Holdback,

(a)

is less than the amount of the Liability Escrow Funds,

(i)

the Purchaser will have returned to it from the Liability Escrow Funds under the Escrow Agreement the Liability Escrow Holdback , and

(ii)

the Sellers will have returned to them from escrow under the Escrow Agreement the balance of the Liability Escrow Funds less the amount of the Liability Escrow Holdback, or

(b)

is greater than the amount of the Liability Escrow Funds,

(i)

all the Liability Escrow Funds will be returned to the Purchaser, and

(ii)

the Sellers will reimburse the Purchaser for the difference between the amount of the Liability Escrow Funds and the Liability Escrow Holdback.

Any release of Liability Escrow Funds to the Sellers will not affect the ability of the Purchaser to make a further claim for indemnification under and in accordance with the terms and limitations of Part 12.

Payment of and Interest on Escrowed Funds

3.11

All payments made under this Part will be made within five Business Days of the date that the amount of the payment (including shares) has been conclusively determined.  Any interest earned on the Escrowed Funds will be paid to the party receiving the Escrowed Funds.  In the case of any late payment, interest will accrue on cash payments at the rate of 5% per year.

PART 4

REPRESENTATIONS AND WARRANTIES REGARDING SINCLAIR

4.1

In order to induce the Purchaser to enter into and consummate the transactions contemplated by this Agreement, the Sellers severally represent and warrant (except to the extent qualified herein) to the Purchaser that:

(a)

Organization and Good Standing — Each of the Purchased Companies is a corporation duly incorporated or amalgamated and organized and is validly existing under, the laws of its applicable jurisdiction and is up-to-date in the filing of all corporate returns under the laws of that jurisdiction, and has all the necessary corporate power, authority and capacity to own its Assets and to carry on Business as it is currently conducted.  Each of the Purchased Companies is qualified, licensed or registered to carry on business in the jurisdictions set out in Schedule 4.1(a);

(b)

Capitalization — The authorized and issued share capital of the Purchased Companies, together with the names of each shareholder and the number, class and kind of Shares outstanding, is, as of the effective date of this Agreement, and will be, as of the Closing Date, as set forth in Schedule 4.1(b);

(c)

Absence of Options — The Sinclair Shares will, as at the Closing Date, represent all of the issued and outstanding shares in the capital of Sinclair and no Person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option:

(i)

to require a Purchased Company to issue any further or other shares in its capital or any other security convertible or exchangeable into shares in its capital or to convert or exchange any securities into or for shares in its capital;

(ii)

for the issue or allotment of any unissued shares in the capital of a Purchased Company; or

(iii)

to acquire any Shares;

(d)

No Conflict — Except for the consents, approvals and waivers described in Schedule 4.1(d), the execution and delivery of and performance by the Sellers of this Agreement:

(i)

does not and will not constitute or result in a material violation or material breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the articles or by-laws of the Purchased Companies;

(ii)

does not and will not constitute or result in a material breach or material violation of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of any Material Contracts to which a Purchased Company is a party;

(iii)

does not and will not result in a material breach of, or cause the termination or revocation of, any Authorization held by a Purchased Company or necessary to the ownership of the Sinclair Shares or the operation of the Business; and

(iv)

does not and will not result in a material violation of any law or judgment, decree, order or award of any Governmental Entity;

(e)

Financial Statements — The Financial Statements attached as Schedule 4.1(e) have been prepared in accordance with Canadian generally accepted accounting principles. The Financial Statements present fairly the consolidated financial position of Sinclair Technologies and Sinclair as at the respective dates thereof, and the results of the operations and the changes in financial position of Sinclair and Sinclair Technologies for the respective periods then ending;

(f)

Bankruptcy — Except as set out in Schedule 4.1(f), no Purchased Company has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it.  No Purchased Company has initiated proceedings with respect to a compromise or arrangement with its creditors, or for its winding-up, liquidation or dissolution.  No receiver or interim receiver has been appointed in respect of a Purchased Company or the Assets and no execution or distress has been levied on any of the Assets, nor have proceedings been commenced in respect of any of the foregoing;

(g)

Absence of Undisclosed Liabilities — Except to the extent reflected or reserved against in the Financial Statements or incurred in the ordinary course of the business of the Purchased Companies, since September 30, 2010 the Purchased Companies do not have any material outstanding indebtedness or any material liabilities or obligations (whether accrued, accruing, absolute, contingent or otherwise) and, except for such liabilities which may be contemplated hereunder or which the Purchaser approves before being incurred, any liabilities or obligations incurred in the ordinary course of business since September 30, 2010 will not have had a Materially Adverse Effect on the consolidated financial condition of Sinclair as at the Closing Date;

(h)

Absence of Changes — Since September 30, 2010 there has not been

(i)

any change in the condition or operation of the Business, Assets or financial affairs of the Purchased Companies which, individually or in the aggregate, or

(ii)

any damage, destruction or loss, labour unrest or other event, development or condition, of any character (whether or not covered by insurance) which is not generally known or which has not been disclosed to the Purchaser, or which to the knowledge of the Sellers, may have a Material Adverse Effect on the Business or Assets of the Purchased Companies;

(i)

Accuracy of Records — All material financial transactions of the Purchased Companies have been accurately recorded in the books and records of the Purchased Companies for the periods noted therein and such books and records fairly present the financial position and the affairs of the Purchased Companies for the periods noted therein;

(j)

Absence of Unusual Transactions — Except as contemplated herein, as set out in Schedule 4.1(j) or as disclosed in the Financial Statements or approved in writing by the Purchaser, none of the Purchased Companies has, since September 30, 2010:

(i)

transferred, assigned, sold or otherwise disposed of any material Assets shown or reflected in the Financial Statements or cancelled any material debts or claims except in each case in the ordinary course of business;

(ii)

issued or sold any shares in its capital or any warrants, bonds, debentures or other corporate securities or issued, granted or delivered any right, option or other commitment for the issue of any such or other securities;

(iii)

discharged or satisfied any Encumbrances, or paid any obligation or liability (fixed or contingent), other than current liabilities or the current portion of long term liabilities disclosed in the Financial Statements or current liabilities incurred since the date thereof in the ordinary course of business;

(iv)

declared or made any payment of any dividend or other distribution in respect of any of their shares other than in the ordinary course, nor have they purchased, redeemed, subdivided, consolidated, or reclassified any of their shares;

(v)

entered into any material transaction not in the ordinary course of business;

(vi)

mortgaged, pledged, subjected to any lien, granted an option or a security interest in respect of or otherwise encumbered any material Assets or property, whether real or personal and whether tangible or intangible; or

(vii)

authorized or agreed or otherwise have become committed to do any of the foregoing;

(k)

Title to Assets — The Purchased Companies own all of the Assets (whether real, personal or mixed, and whether tangible or intangible) that they purport to own including all the Assets reflected as being owned by the Purchased Companies in their financial books and records.  The Purchased Companies have legal and beneficial ownership and have good and marketable title to all such Assets, free and clear of all Encumbrances except for Encumbrances shown in Schedule 4.1(k);

(l)

Leased Assets — Schedule 4.1(l) sets forth a list of all material equipment and other personal property leases.  All rental or other payments required to be paid pursuant to such leases, licences, agreements or other documentation relating thereto have been duly paid and there is not otherwise any material default in meeting the obligations thereunder;

(m)

Collectability of Accounts Receivable — The accounts receivable and other debts due to the Purchased Companies shown in the Financial Statements or arising after the date thereof have been recorded by the Purchased Companies in accordance with their usual accounting practices consistent with prior periods.  The reserve taken for doubtful or bad debtor accounts is consistent with the accounting procedures used by the Purchased Companies in previous fiscal periods;

(n)

Bank Accounts and Powers of Attorney — Schedule 4.1(n) is a correct and complete list showing (i) the name of each bank in which a Purchased Company has an account or safe deposit box and the names of all Persons authorized to draw on the account or to have access to the safe deposit box, and (ii) the names of all Persons holding powers of attorney from each of the Purchased Companies.  Copies of such powers of attorney, if any, have been provided to the Purchaser;

(o)

Real Property — Schedule 4.1(o) contains accurate descriptions of all real property in respect of which each of the Purchased Companies holds an interest, whether freehold, leasehold or otherwise.  All of such property is zoned under the applicable zoning laws of the municipality in which it is located for the present use of such property by the Business and, to the knowledge of the Sellers, there are no plans, notices of intent or pending bylaws by a Governmental Entity which, if implemented, would materially affect the use of such property by the Business as currently conducted or adversely affect the Sellers' ability, in any material way, to construct planned improvements thereon.  Neither the Sellers nor any of the Purchased Companies has received any written notice or is aware of any material facts or circumstances relating to such properties, related to any actual or proposed condemnation, expropriation or dedication proceeding which have not been disclosed to the Purchaser and which might, if disclosed, be reasonably expected to materially affect the use of such property by the Business as currently conducted.  None of the Purchased Companies is a party to or bound by any leases of real property other than those referred to in Schedule 4.1(o) and, to the knowledge of the Sellers, all interests held whether as owner or as lessee are free and clear of all Encumbrances except for Encumbrances that would not have a Material Adverse Effect on the Business as currently conducted and the Encumbrances set out in Schedule 4.1(k).  All rental and other payments required to be paid under such leases have been duly paid and there is not otherwise any material default in meeting its obligations under any such lease;

(p)

Material Contracts — To the best of the knowledge of the Sellers, all Material Contracts are set out in Schedule 4.1(p) and are valid and subsisting and no material default exists in respect thereof;

(q)

Directors — At the Closing Date, no amounts will be due or owing to any of the members of the board of directors of any Purchased Company as a result of such member's resignation or removal;

(r)

Employees — Schedule 4.1(r) contains a complete and accurate list of the Employees, together with their age or range of ages, date of hire, title or classification, current wages, salaries or hourly rate of pay, benefits, vacation entitlement, commissions and bonus or other material compensation paid since the beginning of the most recently completed fiscal year or payable to each such Employee.  Except as disclosed in Schedule 4.1(r), none of the Purchased Companies is a party to any written or oral contract, agreement or other commitment, with any Employee other than contracts of indefinite duration which are terminable by such Purchased Company without cause on reasonable notice as determined in accordance with applicable law.  The Sellers are not aware of the intention of any Employee, who is an executive or senior officer, to terminate his or her employment.  Schedule 4.1(r) lists the Employees of each of the Purchased Companies who:

(i)

have been absent continually from work for a period in excess of one month during the last 12 months, as well as the reason for their absence, including all employees on disability (whether short-term or long-term);

(ii)

are presently in receipt of workers' compensation benefits on account of their employment by a Purchased Company;

(iii)

are presently on an authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) from a Purchased Company;

(iv)

are presently on lay-off from a Purchased Company with an existing right of recall pursuant to the applicable collective agreement; or

(v)

are entitled to post-retirement or other benefits provided through a benefit program sponsored by a Purchased Company or in which a Purchased Company participates;

(s)

Workers' Compensation — Except as described in Schedule 4.1(s) (and except for claims by employees under workers' compensation legislation which, if adversely determined, would not, either individually or in the aggregate, have a material adverse effect or rating assessment (for purposes of workers' compensation legislation) in respect of a Purchased Company), there are no complaints, claims or charges pending or outstanding or, to the best of the knowledge of the Sellers, anticipated, nor are there any orders, decisions, directions or convictions currently registered or outstanding by any tribunal or agency against or in respect of either of the Purchased Companies under or in respect of any workers' compensation legislation.  Schedule 4.1(s) lists all employees in respect of whom a Purchased Company has been advised by the Workers' Compensation Board that such employees are in receipt of benefits under workers' compensation legislation.  There are no appeals pending before the Workers' Compensation Board involving a Purchased Company and all levies, assessments and penalties made against a Purchased Company pursuant to workers' compensation legislation have been paid;

(t)

Union Contracts — Except as described in Schedule 4.1(t), the Purchased Companies are not now parties to any collective agreement with any labour union or employee association and are not conducting any negotiations with any labour union or employee association with respect to any future collective agreement;

(u)

Litigation — To the best of the knowledge of the Sellers, other than as set forth in Schedule 4.1(u), there is no action, suit, litigation, arbitration proceeding, proceeding, investigation or claim before a Governmental Entity, including appeals and applications for review, in progress, threatened or pending against the Purchased Companies which would have a Materially Adverse Effect on the Assets, Business or financial condition of the Purchased Companies;

(v)

Insurance —The Purchased Companies maintain insurance in force against loss on such assets, against such risks, in such amounts and to such limits as is in accordance with prudent business practices prevailing in its business.  Particulars of all insurance maintained by each of the Purchased Companies are set forth in Schedule 4.1(v);

(w)

Copies of Agreements — True and complete copies of all mortgages, leases, agreements, instruments, licenses, permits, authorizations and other documents, as applicable, and specifically listed in Schedule 4.1(o), Schedule 4.1(p) and Schedule 4.1(r) have been delivered to the Purchaser;

(x)

Withholding — All amounts required to be withheld by each of the Purchased Companies from their respective employees' salaries, or from other relevant payroll-related amounts, and to be paid to any governmental body under any statute have been withheld and paid to the extent due;

(y)

Corporate Records — Except as set out in Schedule 4.1(y), the Purchased Companies have kept the records required to be kept by under the laws of their applicable jurisdictions and such records are complete and accurate in all material respects, and contain all minutes of all meetings and resolutions of directors and shareholders;

(z)

Required Authorizations — To the knowledge of the Sellers, there is no requirement to make any filing with, give any notice to, or obtain any authorization of any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement, except for the filings, notifications and authorizations set out in Schedule 4.1(z) or that solely relate to the Purchaser or the business carried on by the Purchaser before Closing;

(aa)

Permits and Licences — Each of the Purchased Companies holds all material authorizations, approvals, orders, licenses, permits or consents issued by any Governmental Entity in connection with the conduct and operation of the Business as it is currently conducted and the ownership, leasing or use of their respective Assets as the same are now owned, leased, used conducted or operated, none of the Purchased Companies is in material breach of or in default under any of the terms or conditions thereof, and all such material authorizations, approvals, orders, licences, permits and consents issued by a Governmental Entity are listed in Schedule 4.1(aa);

(bb)

Tax Matters —

(i)

Except for the deemed year ends that will occur upon the change in control of the Purchased Companies on the Closing Date or upon the completion of certain steps in the Pre-Closing Reorganization, each Purchased Company has duly filed in the prescribed manner and within the prescribed time periods, all Tax Returns required to be filed by it before the Closing Date (including any and all tax elections available to it in relation to such Tax Returns) and all information returns as to which the non-filing or late filing could result in interest or penalties; and each Purchased Company has made complete and accurate disclosure in such Tax Returns and in all materials accompanying such Tax Returns, except in respect of a particular Tax Return to the extent that it may have been modified in a subsequent Tax Return.  Except for possible Taxes due in respect of the Straddle Period (as defined below), each Purchased Company has paid all Taxes due and payable by it on or before the Closing Date whether or not shown on such Tax Returns as being due and payable, and all Taxes payable under any assessment or reassessment, except as such reassessment or assessment may be contested in good faith and disclosed in Schedule 4.1(bb);

(ii)

To the best of the Sellers' knowledge, other than those liabilities reflected as reserves on the Financial Statements, each Purchased Company has no liability for Taxes for any period ending on or before the Closing Date, except for the period from October 1, 2010, up to and including the Closing Date (a "Straddle Period") and any Taxes incurred or accrued during the Straddle Period have arisen only in the ordinary course of business (except in respect of the Pre-Closing Reorganization).  To the best of the Sellers' knowledge, the Financial Statements and the financial statements for prior fiscal periods of the Purchased Companies made available by the Sellers to the Purchaser fully reflect accrued liabilities for all Taxes which are not yet due and payable and for which Tax Returns are not yet required to be filed and are sufficient for the payment or remittance of all Taxes which may become payable or remittable by each Purchased Company, whether or not disputed, in respect of any period ending before the Closing Date. To the knowledge of Sinclair and the Sellers, no examination of any Tax Return of a Purchased Company by a Governmental Entity is currently in progress, except any Tax Return which has been filed by a Purchased Company but has not yet been assessed by the appropriate Governmental Entity. There are no liens for Taxes upon any property or assets of a Purchased Company other than liens for Taxes which are not yet due and payable.  Schedule 4.1(bb) accurately reflects all notices of assessment and reassessment of Taxes that have been received by each Purchased Company from all relevant Governmental Authorities for all taxation years and other periods, other than those assessments or reassessments for which any resultant taxes or liabilities have been paid, or reserved or otherwise accounted for in the Financial Statements.

(iii)

Except as set forth and described in Schedule 4.1(bb), there are no agreements, waivers or other arrangements providing for an extension of time with respect to any assessment or reassessment of Taxes, the filing of any Tax Return by, or the payment of any Tax by, or levying of any governmental charge against a Purchased Company.  Each Purchased Company has received Notices of Assessment for all taxation years up to and including the taxation year ending September 30, 2009;

(iv)

Except as set forth and described in Schedule 4.1(bb), there is no Legal Proceeding, audit, assessment, re-assessment or request for information outstanding for which notice has been provided to a Purchased Company or to the knowledge of Sinclair or the Sellers, threatened against a Purchased Company with respect to Taxes or any matters under discussion with any Governmental Entity relating to any matters which could result in claims for additional Taxes.  Sinclair has delivered or provided access to complete and accurate copies of each of (A) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity relating to the United States or foreign Taxes due from or with respect to each Purchased Company, (B) all agreements entered into by a Purchased Company with any Governmental Entity existing on the date hereof and (C) copies of any correspondence to or from any Governmental Entity;

(v)

Each Purchased Company has withheld from each payment made by it to any relevant Person the amount of all Taxes and other deductions required under any applicable Tax Law to be withheld therefrom and has remitted all such amounts withheld and all other amounts required to be remitted and paid all instalments of Taxes due and payable before the Closing Date to the proper Governmental Entity within the time prescribed under any applicable Tax Law.

All persons performing services for a Purchased Company who are classified and treated as independent contractors qualify as independent contractors and not as employees under Applicable Laws;

(vi)

To the best of the Sellers' knowledge, except as disclosed in Schedule 4.1(bb), each Purchased Company is not, and at no time has been or, to the knowledge of Sinclair or the Sellers, may be treated, as resident in or having a permanent establishment or otherwise deemed to be carrying on business in any manner (whether, without limitation, by or through a branch, office, fixed place of business, warehouse, employees, independent contractors, or other service provider or representative) in any other jurisdiction other than Canada for purposes of any Taxes or Tax Laws and the Corporation has not been required, nor is it currently required, to file any Tax Returns with any Governmental Entity outside Canada;

(vii)

Except as disclosed in Schedule 4.1(bb), each Purchased Company is duly and properly registered in each and every country, province, territory, state or other jurisdiction where required under applicable Tax Law and doing business and franchise taxes and any other equivalent local or regional Tax for which registration is required, and has timely and accurately complied in all material respects at all times with the laws and regulations governing such required registrations, and has timely and accurately complied in all material respects with the applicable Tax Law of such jurisdictions (including with respect to the payment of any Taxes required under such Tax Law). Each Purchased Company has not received written notice of any claim made by any Governmental Entity, and has not been otherwise advised in writing by a Governmental Entity, that the company is or may be subject to Taxes in any jurisdiction where the Purchased Company does not file Tax Returns;

(viii)

The Purchased Companies do not own or lease any property (whether real or personal, tangible or intangible) in any country or jurisdiction (other than Canada other than property listed on Schedules 4.1(l) or 4.1(o))  that is (a) in the possession of its employees or contractors or (b) licensed to its customers;

(ix)

Except as may be disclosed on Schedule 4.1(bb), a Purchased Company is not a party to, is not bound by, nor has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or other similar agreement, contract or arrangement with respect to Taxes, and a Purchased Company does not have any potential Liability or obligation to any person as a result of, or pursuant to, any such agreement, contract or arrangement; and

(x)

To the best of the Sellers' knowledge, the Financial Statements accurately reflects SRED in respect of claims for refundable investment tax credits relating to taxation years ending prior to the Closing Date that each Purchased Company has properly claimed prior to the Closing Date or that each Purchased Company is entitled to claim in accordance with Tax Laws after the Closing Date in respect of such prior taxation years and which are to be received by a Purchased Company after the Closing Date;

(cc)

Additional Tax Matters — Except as disclosed in Schedule 4.1(cc), none of the Purchased Companies has, during the past 10 years:

(i)

except as set out in § 2.15, made any election under § 85 of the Income Tax Act with respect to the acquisition or disposition of any Assets;

(ii)

made any election under § 83 of the Income Tax Act with respect to the payment out of its capital dividend account; or

(iii)

disposed to or acquired from any Person with whom a Purchased Company has not or does not deal with at arm's length (for purposes of the Tax Act), any assets or property of any description, or entered into any obligation with respect to any such person;

(dd)

GST/HST — With respect to the GST/HST under the Excise Tax Act (Canada):

(i)

certain of the Purchased Companies are registered for GST/HST purposes and their registration numbers are set out in Schedule 4.1(dd);

(ii)

none of the Purchased Companies has any deferred obligations or liabilities, whether absolute, contingent, current or deferred, under any section of the Excise Tax Act (Canada);

(iii)

all GST/HST required to be collected by each Purchased Company has been collected and all GST/HST amounts required to be remitted to the Receiver General for Canada, and all interest and penalties related thereto have been remitted; and

(iv)

all GST/HST returns and reports of each Purchased Company required by law to be filed have been filed in a timely manner and are true, correct, complete and accurate in all material respects;

(ee)

Indebtedness to Sellers — Except for the payment of salaries and other compensation payable in the ordinary course and reimbursement for out-of-pocket expenses in the ordinary course, indebtedness between the Purchased Companies and amounts disclosed in the Financial Statements and the Schedules, none of the Purchased Companies is indebted to the Sellers (or any affiliates of the Sellers) or any of its directors, officers or employees, or any Affiliate or associate thereof;

(ff)

Conduct of Business — To the best of the knowledge of the Sellers, none of the Purchased Companies is conducting its Business in contravention, in any material respect, of any Material Contract, law or regulation or direction of any Governmental Entity;

(gg)

Specific Representations — Except as set out in Schedule 4.1(gg),

(i)

Sinclair, Iwata Capital Inc. and Iwata Holdings Inc.

(A)

has not carried on, nor does not carry on, any business,

(B)

has not owned, nor does it own, any assets, and

(C)

has not had, nor does it have, any liabilities or obligations other than, directly or indirectly, owning shares of Sinclair Technologies and under this Agreement,

(ii)

none of Labtronics Leasing Limited, Sinclabs Inc., Laser Fusion Investments Inc. or Laser Fusion Limited currently carry on any business, or own any assets, or have any liabilities;

(iii)

Sinclair UK's obligations under its lease with respect to premises at 67A High Street, Somersham, Cambridgeshire, PE28 3JB, do not exceed those set out in the document entitled "KELVIN LEASE.doc" provided to the Purchaser's Solicitors as part of the due diligence;

(iv)

the commission structure payable to sales representatives in connection with the Business is as set out in Schedule 4.1(gg);

(v)

the bonus structure payable to employees in connection with the Business is as set out in Schedule 4.1(gg);  and

(vi)

except for those non-disclosure agreements contained within the virtual data room made available to the Purchaser's Solicitors before the execution of this Agreement, none of the Purchased Companies is under any obligation of non-disclosure or confidentiality with any other person.

(hh)

Environmental Matters — Except as disclosed in Schedule 4.1(hh),

(i)

each of the Purchased Companies and the Business has been and is, operated in material compliance with all applicable Environmental Laws;

(ii)

Sinclair and the Sellers have provided or made available to the Purchaser true and complete copies of all environmental audits, evaluations, assessments, studies or tests relating to the Purchased Companies and the Business and Assets of the Business that, to its knowledge, exist and which, for greater certainty, are described in Schedule 4.1(hh);

(iii)

there is no Environmental Law claim pending or, to the knowledge of Sinclair and the Sellers, threatened against a Purchased Company;

(iv)

a Purchased Company has not released any Hazardous Substance at, on or near the real or leased property of a Purchased Company as a result of the conduct of the Business or otherwise in any manner that will give rise to a material Liability if such release is not permitted by Environmental Law,

(v)

the current and past operations of each Purchased Company have been and are in material compliance with all Environmental Laws, and each Purchased Company's use of its real or leased property has been and is in material compliance with all Environmental Laws, and to the knowledge of Sinclair and the Sellers, there are no facts that could give rise to a notice of non-compliance by a Purchased Company with any Environmental Law, except for, in respect of all of the above, such non-compliance as would not individually or in aggregate be reasonably likely to result in or give rise to any material Liability to a Purchased Company or materially impair the operations of the Business,

(vi)

a Purchased Company has not been convicted of an offence or been subjected to any Legal Proceeding or been subject to any Order or other sanction requiring investigation or remediation of any real property or been fined or otherwise sentenced for non-compliance with any Environmental Laws, and has not settled any prosecution or other proceeding in relation to any alleged non-compliance with any Environmental Laws short of conviction in connection therewith; and

(vii)

each Purchased Company is in full compliance with each and every Order relating to Environmental Laws that applies to a Purchased Company, its real or the leased property or the Business;

(ii)

Intellectual Property — Schedule 4.1(ii) sets forth a complete list of all registrations and applications for registration of trade-marks, patents, copyrights, industrial designs and any other intellectual property registrations and applications for registration, together with all material, unregistered intellectual property used in the Business (the "Intellectual Property") as well as all material licences (all of which are in good standing) relating to the Intellectual Property.  The Purchased Companies own or are licensed to use the Intellectual Property and have not transferred, assigned or encumbered the Intellectual Property or its interests therein in any way.  The Purchased Companies do not have and do not use any trade names, design marks or trade-marks (whether registered or unregistered) other than those shown in Schedule 4.1(ii).  Except as set out on Schedule 4.1(ii), the Purchased Companies have secured from all consultants and employees of the Purchased Company who contributed to the creation or development of any of the Intellectual Property that is material for the operation of the Business as conducted prior to the Closing an assignment of the Intellectual Property rights (other than moral rights) that the Purchased Companies do not already own by operation of law. Except as set out in Schedule 4.1(ii),

(i)

the Purchased Companies have not and do not use, nor do they require any material third party software for the conduct of the Business, except for such third party software as may be readily obtained by license from third party vendors of such software on reasonable commercial terms, and

(ii)

no software, products or services distributed or otherwise provided by Purchased Companies incorporates open source materials;

(jj)

No Infringement — None of the Purchased Companies has received notice from any person of an intention to commence any legal proceeding claiming infringement, adverse ownership, invalidity, lack of distinctiveness, misappropriation or misuse with respect to any of the Intellectual Property or challenging any of the Intellectual Property or the right of a Purchased Company to use the Intellectual Property in the conduct of the Business as conducted in the ordinary course prior to the Closing.  None of the operation, conduct and maintenance of the Business (including without limitation, the provision of any goods and services by the Business) as it is currently and has historically been operated, conducted and maintained, nor the use by any Purchased Company of the Intellectual Property in respect of the Business, misappropriates, infringes, misuses or violates any (i) intellectual property rights of any third person, whether registered or unregistered, to the knowledge of the Sellers, or (ii) any obligation of confidentiality to any other person.  None of the Purchased Companies has commenced any Legal Proceeding challenging the intellectual property rights of any other person and, to the knowledge of the Sellers, there is no unauthorized use, disclosure, infringement or misappropriation by any third person of any of the Intellectual Property; and

(kk)

Brokers and Finders; Advisory Fees — Except as disclosed in Schedule 4.1(kk), no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's or advisor's fee based upon arrangements made by or on behalf of Sinclair, the Sellers or the Controlling Shareholders in respect of the sale of the Shares or other transaction resulting in a third party taking control of the Business.

Survival

4.2

The representations and warranties set out in § 4.1 will survive the Closing and the payment of the Purchase Price and, notwithstanding the Closing and the payment of the Purchase Price, and notwithstanding the waiver of any condition by the Purchaser, will continue in full force and effect for the benefit of the Purchaser for a period of two years from the Closing Date, except for those representations and warranties in:

(a)

§ 4.1(bb) to § 4.1(dd) inclusive, which will continue in full force and effect for the benefit of the Purchaser until 30 days after the last date upon which all rights of appeal or objections have expired with respect to an assessment or reassessment that may be made by the relevant Governmental Entity with respect to any period up to and including Closing, and

(b)

§ 4.1(b) and 4.1(c) which will have no time limitation.

Exclusive Benefit of Representations and Warranties

4.3

Each representation and warranty provided in this Part is for the exclusive benefit of the Purchaser, and a breach of any one or more such representation or warranty may be waived by the Purchaser in whole or in part at any time without prejudice to the Purchaser in respect of any other breach of the same or any other representation or warranty.

PART 5

REPRESENTATIONS, WARRANTIES AND
ACKNOWLEDGEMENTS OF THE SELLERS AND CONTROLLING
SHAREHOLDERS

Sellers

5.1

In order to induce the Purchaser to enter into and consummate the transactions contemplated by this Agreement, each Seller individually represents, warrants and acknowledges to the Purchaser that:

(a)

Organization and Status — The Seller, if a corporation, is a corporation duly incorporated and organized and is validly existing under, the laws of its applicable jurisdiction and is up-to-date in the filing of all corporate returns under the laws of that jurisdiction;

(b)

Authority Relative to this Agreement — The Seller, if a corporation, has all necessary corporate power, authority and capacity to perform its obligations hereunder.  The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of the Seller and this Agreement has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller.  The Seller has all necessary power and authority to transfer or cause to be transferred the legal and beneficial title and ownership of the Seller's Sinclair Shares to the Purchaser;

(c)

No Conflicts - The Seller is not a party to, bound or affected by or subject to any material indenture, mortgage, lease, agreement, obligation or instrument, article or by-law provision or statute, regulation, order or judgement, which would be violated, breached by, or under which default would occur or an Encumbrance would be created as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any agreement to be entered under the terms of this Agreement;

(d)

Approvals — No authorization, approval, order, licence, permit or consent of any Governmental Entity and no registration, declaration or filing by the Seller with any such Governmental Entity, regulatory body or agency, or court, is required in order for the Seller:

(i)

to enter into this Agreement and consummate the transactions contemplated by this Agreement;

(ii)

to execute and deliver all of the documents and instruments to be delivered by the Seller under this Agreement;

(iii)

to duly perform and observe the terms and provisions of this Agreement; and

(iv)

to render this Agreement legal, valid, binding and enforceable;

(e)

Ownership of the Sinclair Shares — The Seller (except in the case of Calven and Cheryl) is, and at the Closing Time the Seller (including in the case of Calven and Cheryl) will be, the registered and beneficial owner of the Seller's Sinclair Shares, with good and marketable title thereto, free and clear of all Encumbrances, and will have the exclusive right to dispose of the Sinclair Shares as provided in this Agreement.  None of the Seller's Sinclair Shares is subject to (i) any right permitting a Person other than the Purchaser to acquire the Sinclair Shares or which in any way limits or restricts the transfer to the Purchaser of the Sinclair Shares other than the transfer restrictions (if any) in its articles and bylaws; or (ii) any voting trust, pooling agreement, shareholder agreement, voting agreement or other contract, arrangement or understanding with respect to the voting of the Sinclair Shares (or any of them).  In the case of Calven and Cheryl, the representations and warranties of this section are qualified by the fact that Calven and Cheryl, at the date of this Agreement, indirectly hold the Sinclair shares through Iwata Capital Inc., which is owned 100% by Iwata Holdings Inc., a company controlled by Calven and Cheryl;

(f)

Accredited Investor — The Seller is an "Accredited Investor" as defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(g)

Acknowledgements Regarding Risks and Trading Restrictions — The Seller acknowledges that:

(i)

no prospectus has been filed by the Purchaser with any securities commission or similar authority, in connection with the issuance of the Earn-Out Shares, and the issuance and the sale of the Earn-Out Shares is subject to such sale being exempt from the prospectus/registration requirements under applicable securities laws and policies and accordingly (A) the Seller is restricted from using certain of the civil remedies available under such legislation, (B) the Seller may not receive information that might otherwise be required to be provided to it under such legislation, and (C) the Purchaser is relieved from certain obligations that would otherwise apply under such legislation;

(ii)

the Seller has been advised to consult its own legal advisors with respect to the merits and risks of an investment in the Earn-Out Shares and with respect to applicable resale restrictions and the Seller is solely responsible (and the Purchaser is in no way responsible) for compliance with applicable resale restrictions;

(iii)

the Seller is sophisticated in financial investments, has had access to and has received all such information concerning the Purchaser that the Seller has considered necessary in connection with the Seller's decision to accept the Earn-Out Shares as part of the Purchase Price (acknowledging that the Earn-Out Shares are speculative investments which involve a substantial degree of risk) and the Seller will not receive an offering memorandum or similar disclosure document;

(iv)

no agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit of, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to, the Earn-Out Shares;

(v)

none of the Purchaser and any of its respective directors, officers, employees or representatives, have made any representations (oral or written) to the Seller (A) that any person will resell or repurchase the Earn-Out Shares or (B) as to the future price of the Earn-Out Shares; and

(vi)

a resale of the Earn-Out Shares may be subject to resale restrictions contained in securities laws or polices applicable to the Purchaser, the Seller or any proposed transferee;

(h)

Residency of the Seller — The Seller is not a "non-resident" of Canada within the meaning of § 116 of the Income Tax Act; and

(i)

Bankruptcy — The Seller has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it.  It has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution.  No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets (including the Seller's Sinclair Shares) and no execution or distress has been levied on any of its undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing.

Controlling Shareholders

5.2

In order to induce the Purchaser to enter into and to consummate the transactions contemplated by this Agreement, each Controlling Shareholder individually represents and warrants to the Purchaser that such Controlling Shareholder is an "Accredited Investor" as defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators.

Survival

5.3

The representations and warranties set out in § 5.1 and § 5.2 will survive the Closing and the payment of the Purchase Price and, notwithstanding the Closing and the payment of the Purchase Price, and notwithstanding the waiver of any condition by the Purchaser, will continue in full force and effect for the benefit of the Purchaser for a period of two years from the Closing Date, except for those representations and warranties in § 5.1(e) which will have no time limitation.

Exclusive Benefit of Representations and Warranties

5.4

Each representation and warranty provided in this Part is for the exclusive benefit of the Purchaser, and a breach of any one or more such representation or warranty may be waived by the Purchaser in whole or in part at any time without prejudice to the Purchaser in respect of any other breach of the same or any other representation or warranty.

PART 6

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser

6.1

In order to induce the Sellers to enter into and to consummate the transactions contemplated by this Agreement, the Purchaser represents and warrants to the Sellers that:

(a)

Organization and Good Standing — The Purchaser is a company duly incorporated, validly existing and is up-to-date in the filing of all corporate returns under the laws of its jurisdiction of incorporation;

(b)

Authority Relative to this Agreement — The Purchaser has all necessary corporate power, authority and capacity to acquire the Sinclair Shares and to perform its obligations hereunder.  The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of the Purchaser and this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser;

(c)

No Conflicts - The Purchaser is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation or instrument, article or by-law provision or statute, regulation, order or judgement, which would be violated, breached by, or under which default would occur or, except with respect to the financing contemplated by § 7.1(e), an Encumbrance would be created as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any agreement to be entered under the terms of this Agreement;

(d)

Approvals — Except for the approval of the TSX, no authorization, approval, order, licence, permit or consent of any stock exchange, over-the-counter market or Governmental Entity and no registration, declaration or filing by the Purchaser with any such Governmental Entity, is required in order for the Purchaser:

(i)

to enter into this Agreement and consummate the transactions contemplated by this Agreement;

(ii)

to execute and deliver all of the documents and instruments to be delivered by the Purchaser under this Agreement;

(iii)

to duly perform and observe the terms and provisions of this Agreement; and

(iv)

to render this Agreement legal, valid, binding and enforceable;

(e)

Public Record — The Purchaser and its subsidiaries are the beneficial owners of the properties, business and assets referred to in its Public Record and the financial statements comprised in the Public Record accurately reflect the financial position of the Purchaser as at the date thereof, and no adverse material changes in the financial position of the Purchaser has taken place since the date of the Purchaser's last financial statements except as filed in the Public Record;

(f)

Earn-Out Shares — The Earn-Out Shares will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and the Purchaser will reserve sufficient shares in the treasury of the Purchaser to enable it to issue the Earn-Out Shares;

(g)

Reporting Issuer — The Purchaser is a reporting issuer under the Applicable Law of the Provinces of British Columbia and Ontario, is not on the list of defaulting issuers maintained in such Provinces, and its common shares are listed for trading on the TSX; and

(h)

No Orders — No order, ruling or determination having the effect of causing, suspending or restricting trading in any securities of the Purchaser has been issued and no proceedings, investigations or inquiries for such purpose have been instituted or are threatened or, to the knowledge of the Purchaser, pending.

Survival

6.2

The representations and warranties of the Purchaser contained in § 6.1 will survive the Closing and the purchase of the Sinclair Shares and, notwithstanding the Closing, the representations and warranties of the Purchaser will continue in full force and effect for the benefit of the Sellers for two years from the Closing Date.

Exclusive Benefit of Representations and Warranties

6.3

Each representation and warranty provided in this Part is for the exclusive benefit of the Sellers, and a breach of any one or more such representation or warranty may be waived by a Seller in whole or in part at any time without prejudice to the Seller in respect of any other breach of the same or any other representation or warranty.

PART 7

PURCHASER'S CONDITIONS PRECEDENT

Purchaser's Conditions

7.1

The obligation of the Purchaser to complete the purchase of the Sinclair Shares and pay the Purchase Price is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a)

Purchaser Authorizations — The Authorizations set out in Schedule 7.1(a) will have been obtained in writing before the Closing Date, and the Sellers will use their reasonable best efforts to assist the Purchaser obtaining all such required Authorizations;

(b)

Sellers' Consents and Approvals — The consents, approvals, waivers and Authorizations set out in Schedule 4.1(d) and Schedule 4.1(z) will have been obtained in writing before the Closing Date;

(c)

TSX Approval — The TSX will have approved the issue and listing of the Earn-Out Shares on terms acceptable to the Purchaser, and all conditions to the listing of such shares will have been satisfied;

(d)

Compliance with Securities Laws — The issue of the Earn-Out Shares will be made pursuant to exemptions from the prospectus filing, registration or qualification requirements of applicable securities laws and policies;

(e)

Financing — The Purchaser will have completed a debt financing of at least US$10.0 million in net proceeds, on terms acceptable to the Purchaser in its sole discretion, and those funds will be freely available at the Closing to pay the Purchase Price;

(f)

Truth and Accuracy of Representations and Compliance with Covenants at Closing — The representations and warranties of the Sellers and Controlling Shareholders made in Part 4 and Part 5 will be true and correct, in all material respects, at the Closing and with the same effect as if made at and as of the Closing (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and, to that effect, the Purchaser will have received from the Sellers and Controlling Shareholders a certificate certifying that the respective representations and warranties contained therein are true and correct as at the Closing Date;

(g)

Material Adverse Change — The Purchaser being satisfied that, after the date of this Agreement there has not occurred a Material Adverse Change with respect to any of the Purchased Companies and the Purchaser has not become aware of any previously undisclosed material fact which could reasonably be expected to have a Material Adverse Effect on any of the Purchased Companies;

(h)

All Shares — The Sinclair Shares will be all outstanding securities of Sinclair and Sinclair will own all outstanding securities of the Purchased Companies;

(i)

Loans Due — All loans by a Purchased Company to shareholders of Sinclair or any other third party will have been repaid in full;

(j)

Amounts Borrowed or Owing — Except for Permitted Encumbrances and amounts owing to Calven related to his employment, each of the Purchased Companies will have repaid all loans and other amounts owing to any party, including the Sellers and their affiliates and any amounts owing under a promissory note issued to 1079677 Ontario Limited in respect of a sale of Sinclair Technologies as set out in Sections 3 and 4 of such promissory note, and all security over the assets of the Purchased Companies will have been discharged;

(k)

Management Agreements — Except for an employment agreement between Sinclair Technologies and Calven dated April 1, 2010, any agreements providing for the payment of management and other fees by any of the Purchased Companies to the Sellers will have been terminated at no cost to such Purchased Company;

(l)

Performance of Obligations — Each of the Sellers and the Purchased Companies will have performed and complied with, in all material respects, all the obligations, covenants and agreements to be performed and complied with (except as such obligations, covenants and agreements may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) by each of them;

(m)

Absence of Injunctions — No injunction or restraining order of any court or administrative tribunal of competent jurisdiction will be in effect prohibiting the transactions contemplated by this Agreement and no action or proceeding will have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the Parties contemplated by this Agreement;

(n)

Corporate Proceedings — All corporate proceedings to be taken in connection with the transactions contemplated by this Agreement will be satisfactory in form and substance to the Purchaser, acting reasonably, and the Purchaser will have received copies of all instruments and other evidence as it reasonably requests in order to establish the consummation of such transactions and the taking of all necessary corporate proceedings in connection therewith;

(o)

No Legal Action — No material action or proceeding will be pending against any Party (other than the Purchaser) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Purchaser to conduct the Business after Closing on substantially the same basis as it was conducted before Closing; and

(p)

Pre-Closing Reorganization — The Pre-Closing Reorganization will have been completed on the terms outlined in Schedule 9.6.

Waiver

7.2

The conditions set forth in this Part 7 are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part on or before the Closing Date.  Notwithstanding any such waiver, the completion of the purchase and sale contemplated by this Agreement by the Purchaser will not prejudice or affect in any way the rights of the Purchaser in respect of the warranties, representations and covenants of the Sellers and Controlling Shareholders in this Agreement.

PART 8

SELLERS' CONDITIONS PRECEDENT

Sellers' Conditions

8.1

The obligations of the Sellers to complete the sale of the Sinclair Shares will be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a)

Authorizations — The Authorizations set out in Schedule 4.1(z) will have been obtained in writing before the Closing Date;

(b)

Truth and Accuracy of Representations — The representations and warranties of the Purchaser made in Part 6 will be true and correct, in all material respects, at Closing and with the same effect as if made at and as of Closing (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and, to that effect, the Sellers will have received from the Purchaser a certificate executed by the Purchaser certifying that the representations and warranties of the Purchaser set forth in Part 6 are true and correct as at the Closing Date;

(c)

Performance of Obligations — The Purchaser will have performed and complied with, in all material respects, all the obligations, covenants and agreements (except as such obligations, covenants and agreements may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) to be performed and complied with by it;

(d)

Absence of Injunctions — No injunction or restraining order of any court or administrative tribunal of competent jurisdiction are in effect prohibiting the transactions contemplated by this Agreement and no action or proceeding will have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the Parties contemplated by this Agreement;

(e)

Corporate Proceedings — All corporate proceedings to be taken in connection with the transactions contemplated by this Agreement will be satisfactory in form and substance to the Sellers, acting reasonably, and the Sellers will have received copies of all instruments and other evidence as it reasonably requests in order to establish the consummation of such transactions and the taking of all necessary corporate proceedings in connection therewith;

(f)

TSX Approval — The TSX will have approved the issue and listing of the Earn-Out Shares on terms acceptable to the Purchaser, and all conditions to the listing of such shares will have been satisfied; and

(g)

Compliance with Securities Laws — The issue of the Earn-Out Shares will be made pursuant to exemptions from the prospectus filing, registration or qualification requirements of applicable securities laws and policies.

Waiver

8.2

The conditions set forth in this Part 8 are for the exclusive benefit of the Sellers and may be waived by the Sellers in writing in whole or in part on or before the Closing Date.  Notwithstanding any such waiver, completion of the purchase and sale contemplated by this Agreement by the Sellers will not prejudice or affect in any way the rights of the Sellers in respect of the warranties and representations of the Purchaser set forth in this Agreement.

PART 9

COVENANTS

Conduct of Business

9.1

Except as otherwise contemplated under this Agreement (including, for greater certainty, with respect to the Pre-Closing Reorganization) or with the consent of the Purchaser, until the Closing Date Sinclair and the Sellers will and will cause, as appropriate, each of the Purchased Companies to:

(a)

Conduct Business in Ordinary Course — Conduct the Business in the usual and ordinary course consistent with past and current practice;

(b)

No Material Contracts — Not negotiate or execute any new Material Contracts or terminate, cancel or modify any existing Material Contracts;

(c)

No Material Changes — Not amalgamate, merge or consolidate with or acquire or agree to acquire all or substantially all of the shares or assets of any Person, not to acquire or lease or agree to acquire or lease any business operations or any equity interests in any other Person, not to acquire or agree to acquire any legal or beneficial interest in any real property or not to occupy, lease, manage or control or agree to occupy, lease, manage, or control any property or facility except for such transactions which, in the aggregate, would involve amounts less than C$200,000 and are made in the ordinary course;

(d)

Non-Arm's Length Transactions — Not enter into any non-arm's length transaction;

(e)

Liabilities — Not incur any liability, obligation, indebtedness or other commitment (whether accrued, absolute, contingent or otherwise, and whether due or to become due), including entering into new debt or financing arrangements or drawing down on existing credit facilities, other than unsecured current liabilities, obligations, indebtedness and commitments incurred in the ordinary course of the Business;

(f)

No Dividends or Distributions — Not declare, set aside or pay any dividend or make any other distribution with respect to any of the Shares, or redeem, repurchase or otherwise acquire, directly or indirectly any of the Shares;

(g)

No Distribution of Securities — Not issue or agree to issue any securities of any of the Purchased Companies;

(h)

No Compromises — Not enter into any compromise or settlement of any litigation, proceeding, or government investigation relating to the Business or any of the assets thereof;

(i)

No Increases — Except at set out in Schedule 9.1(i), not increase the compensation or bonus payable to any director, officer, employee, consultant or agent of a Purchased Company, or make any loan to any director, officer, employee, consultant or agent of any of the Purchased Companies;

(j)

No Accounting Changes — Not make any change to the accounting or tax practices followed by any of the Purchased Companies;

(k)

Taxes — Not make or be a party to or change any elections or designations in respect of Taxes, settle or consent to any claim or assessment in respect of Taxes, or make any Tax payments outside the ordinary course of Business;

(l)

No Breach — Subject to § 11.1, not take any action which, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of the Sellers in this Agreement;

(m)

Continue Insurance — Continue in force all existing policies of insurance presently maintained by the Purchased Companies, and will report all claims or known circumstances or events which may give rise to a claim to its insurers under the insurance policies in a due and timely manner and to provide copies of those reports to the Purchaser;

(n)

Pay Liabilities — Pay and discharge all liabilities or obligations of the Purchased Companies, and maintain payables and other liabilities at levels in the usual and ordinary course consistent with past and current practice;

(o)

Preserve Business — preserve intact the Business and the Assets, operations and affairs of the Purchased Companies and carry on the business and the affairs of the Purchased Companies;

(p)

Necessary Steps — take all actions, steps and proceedings that are necessary or desirable to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement; and

(q)

Provide Reasonable Assistance — after the Closing Date provide reasonable assistance to the Purchaser in respect of any inquiries, investigations or other matters relating to the Authorizations set out in Schedule 4.1(z).

Access for Investigation

9.2

Sinclair and the Sellers will and will cause, as appropriate, each of the Purchased Companies to permit the Purchaser and its employees, agents, professional and other representatives between the date hereof and the Closing Date, to have reasonable access during normal business hours to the premises and to the books, accounts, records and other data of the Purchased Companies (including all corporate, accounting and tax records and any electronic or computer accessed data), to the Assets and senior management of the Purchased Companies necessary for the Purchaser to gain an understanding of the data, business and affairs of the Purchased Companies and Sinclair and the Sellers will and will cause, as appropriate, each of the Purchased Companies to furnish to the Purchaser such responses to inquiries, financial and operating data and other information with respect to the business and Assets of the Purchased Companies as the Purchaser will from time to time reasonably request to enable confirmation of the matters warranted in Part 4.

No Waiver

9.3

No investigations made by or on behalf of the Purchaser will have the effect of waiving, diminishing the scope of, or otherwise affecting any representation or warranty made under this Agreement.

Confidentiality

9.4

Until the Closing Time and, in the event of the termination of this Agreement without consummation of the transactions contemplated by this Agreement, thereafter,

(a)

the Purchaser will keep strictly confidential the Confidential Information of the Business, the Purchased Companies and the Sellers, and will not disclose or use such Confidential Information for any purpose whatsoever other than to evaluate the benefits to be received by the Purchaser from the purchase of the Sinclair Shares, and will after the Closing Time, keep strictly confidential the Confidential Information of the Sellers, and

(b)

Sinclair and the Sellers will and will cause, as appropriate, each of the Purchased Companies to keep strictly confidential the Confidential Information of the Purchaser.

If this Agreement is terminated, promptly after such termination all documents, work papers and other written material obtained from a party in connection with this Agreement and not theretofore made public (including all copies and photocopies thereof), will be promptly returned to the party that provided such material.

Tax Returns

9.5

All federal and provincial income tax returns for the Purchased Companies not required to have been filed before the date of this Agreement for any period ending on or before the Closing Time will be prepared by the Purchaser on a timely basis at the Purchaser's expense.

Pre-Closing Reorganization

9.6

The Sellers will ensure that no transactions or steps will have been taken with respect to any of the Purchased Companies outside of the usual and ordinary course of business consistent with past and current practice, except for the steps outlined in the pre-closing reorganization memorandum set out in Schedule 9.6 (the "Pre-Closing Reorganization").

Further Tax Elections

9.7

With respect to any dividends arising under the Pre-Closing Reorganization,

(a)

the Parties agree to make an election under s.184(3) and/or s.185.1(2) of the Income Tax Act, in prescribed manner and within the prescribed time, where a Purchased Company would otherwise be or become liable to pay an amount under Part III or Part III.1 of the Income Tax Act, and

(b)

for greater certainty, all Parties receiving or entitled to receive any dividends under the Pre-Closing Reorganization hereby irrevocably concur with such election(s), and will provide such additional confirmation of such concurrence if and in such form as requested by the Purchaser, it being agreed that the Purchaser may but need not ask for such confirmation but that failure to request such confirmation will in no way impair the concurrence of the Parties reflected herein.

PART 10

CLOSING

Closing Date and Location

10.1

The transactions contemplated by this Agreement will be completed at 10.a.m. (Eastern time) on the Closing Date at the offices of McMillan LLP, Brookfield Place, Suite 2500, 181 Bay Street, Toronto, Ontario, solicitors for the Purchaser, or at such other time or at such other location as may be mutually agreed upon in writing by the Parties.

Sellers' Closing Documents

10.2

On the Closing Date, the Sellers and Controlling Shareholders will deliver, or cause to be delivered, the following documents:

(a)

the share certificates representing the Sinclair Shares issued in the names of each Seller, duly endorsed for transfer to the Purchaser;

(b)

in respect of Sinclair, a certified copy of (i) its articles and by-laws, and (ii) the resolutions of its directors authorizing the transfer of the Sinclair Shares to the Purchaser;

(c)

a certified copy of the register of shareholders of Sinclair showing the Sellers as the sole registered owners of the Sinclair Shares;

(d)

a certified copy of the register of shareholders of each of the Purchased Companies (other than Sinclair) showing Sinclair as, directly and indirectly, the sole and controlling shareholder of each of these companies;

(e)

the share certificates registered in the name of the Purchaser representing the Sinclair Shares;

(f)

a certified copy of the register of shareholders of Sinclair showing, effective the Closing, the Purchaser as the sole registered owners of the Sinclair Shares;

(g)

a certificate of status of each Purchased Company;

(h)

certificates of the Sellers and Controlling Shareholders described in § 7.1(f) and certifying that the conditions in § 7.1 have been satisfied;

(i)

for deposit under the Escrow Agreement, powers of attorney returning the Earn-Out Shares to the Purchaser for cancellation;

(j)

a copy of the Escrow Agreement executed by each of the Sellers;

(k)

copy of the general security agreement referred to in § 10.3(e);

(l)

duly signed resignations of the directors or officers of the Purchased Companies designated by the Purchaser;

(m)

releases, in form and substance satisfactory to the Purchaser and the Sellers, acting reasonably, executed by the Sellers in favour of Sinclair releasing it from any claims and liabilities whatsoever which the Sellers ever had or may have against it for or by reason of any matter up to the Closing, excepting claims under this Agreement and other agreements entered into by the Parties on the Closing Date;

(n)

releases, in form and substance satisfactory to the Purchaser and the Sellers, acting reasonably, executed by each of the directors and officers of each of the Purchased Companies in favour of and releasing each of the Purchased Companies from any claims and liabilities whatsoever which such director or officer, as the case may be, ever had or may have against it for or by reason of any matter up to the Closing;

(o)

a copy of the termination agreement for the loan to be cancelled as set out in Schedule 4.1(j);

(p)

corporate minute books and all other books and records of each of the Purchased Companies;

(q)

the corporate seal, if any, for each of the Purchased Companies;

(r)

opinions of the Sellers' Solicitor and the solicitors for Sinclair and the Controlling Shareholders, addressed to the Purchaser and dated the Closing Date, in form and substance satisfactory to the Purchaser, acting reasonably; and

(s)

such other documents and instruments, other than those set out above, as may be reasonably requested by the Purchaser's Solicitors in order to complete the transactions set out in this Agreement.

Purchaser's Closing Documents

10.3

On the Closing Date, the Purchaser will deliver, or cause to be delivered, the following documents:

(a)

certificate of the Purchaser described in § 8.1(b) and certifying that the conditions in § 8.1 have been satisfied;

(b)

certificate of status of the Purchaser;

(c)

for deposit under the Escrow Agreement, the Initial Cash Payment, the Escrow Funds, the Promissory Notes and shares certificates representing the Earn-Out Shares as provided for under § 2.3;

(d)

a copy of the Escrow Agreement executed by the Purchaser;

(e)

as security for the Promissory Notes, a general security agreement, in customary form, charging all present and after acquired personal property of the Purchaser (with the charge subject to all charges of the Purchaser's bankers and permitted encumbrances);

(f)

an opinion of the Purchaser's Solicitors, addressed to the Sellers and the Controlling Shareholders and dated the Closing Date, in form and substance satisfactory to the Sellers, acting reasonably; and

(g)

such other documents and instruments, other than those set out in above, as may be reasonably requested by the Sellers' Solicitors in order to complete the transactions set out in this Agreement.

PART 11

TERMINATION

Termination Rights

11.1

This Agreement may, by notice in writing given before or on the Closing Date, be terminated:

(a)

by mutual consent of the Sellers and the Purchaser;

(b)

by the Purchaser if any of the conditions in Part 7 other than § 7.1(a) have not been satisfied at or before Closing and the Purchaser has not waived such condition at or before Closing;

(c)

by the Sellers if any of the conditions in Part 8 have not been satisfied at or before Closing and the Sellers have not waived such condition at or before Closing; or

(d)

by either Party if the Closing has not occurred on or before January 31, 2011, or such later date as the Parties agree to in writing, unless the Closing has not occurred by such date because the Party seeking to terminate this Agreement has failed to perform any one or more of its material obligations or covenants under this Agreement to be performed at or before Closing.

Notwithstanding any other provision of this Agreement, the Purchaser will not be permitted to terminate this Agreement or otherwise assert that it is under no obligation to complete the purchase of the Sinclair Shares under this Agreement as a result of the failure to satisfy the conditions in Part 7 unless forthwith and, in any event, before the Closing Date, the Purchaser has provided to the Sellers a written notice specifying in reasonable detail, breaches of covenants, representations and warranties or other matters which the Purchaser is asserting as the basis for the non-fulfilment of the applicable condition or termination right, as the case may be. If any such notice is delivered by the Purchaser, provided that the Sellers are proceeding diligently to cure such matter and such matter is capable of being cured, the Purchaser may not terminate this Agreement as a result thereof until the later of January 31, 2011 and the expiration of 60 days from the date that such notice is delivered, and then only if such matter has failed to be cured by the Sellers.  (For greater certainty, in the event that such matter is cured within the time period referred, this Agreement may not be terminated as a result of the cured breach.).

Termination on Payment of Fee

11.2

Notwithstanding the provisions of § 11.1, this Agreement may be terminated at any time before Closing at the discretion of the Sellers (acting together) or the Purchaser, provided the party electing to terminate the Agreement provides a written notice of termination (which in the case of the Sellers will include a confirmation that they have complied with the provisions of Part 9) and pays the other party or parties, as applicable, a fee totalling US$150,000. The payment of this amount will be the sole and exclusive remedy of the Sellers or the Purchaser against the other for any loss or damages suffered as a result of the termination of this Agreement under this section, and upon payment of such amount none of the Sellers or the Purchaser will have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and in no event will the party receiving the payment be entitled to seek damages against the other party for an amount in excess of the amount paid under this section.

Destruction or Loss

11.3

If before the Closing, any of the Assets or part of the Business is lost, damaged or destroyed and such loss, damage or destruction has a material adverse effect on the Business, then the Purchaser, subject to the terms of this § 11.3, may either:

(a)

terminate this Agreement; or

(b)

require the Sellers to reduce the Purchase Price by the amount of the replacement cost of the Assets or Business which were lost, damaged or destroyed less the amount of any proceeds of insurance payable as a result of the occurrence.

Notwithstanding the terms of § 11.3(a) and § 11.3(b) above, in the event the Sellers have insurance in place in respect of any such loss, damage or destruction, then the Purchaser will not be entitled to exercise its rights as described in § 11.3(a) and § 11.3(b) above for a period of six months and the Sellers will have the benefit of such six-month period to repair any such loss, damage or destruction.  In the event the Sellers are not able, during such six-month period, to restore the Business or the Assets to substantially the same form as before any such loss, damage or destruction, the Purchaser may terminate this Agreement in accordance with § 11.3(a) or exercise its rights, as applicable, under § 11.3(b).  In the event the Sellers are able, during such six-month period, to restore the Business or the Assets to substantially the same form as before any such loss, damage or destruction, then the Purchaser will not be entitled to exercise its rights as described in § 11.3(a) and § 11.3(b) above and Closing will be deferred until such time as such repairs have been made.

Effect of Termination

11.4

Each Party's right of termination under this Part is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.  Nothing in this Part limits or affects any other rights or causes of action any Party may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.  If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

11.5

If this Agreement is terminated pursuant to any provision of § 11.1, all obligations of the Parties under this Agreement will terminate, except that:

(a)

each Party's obligations whereby their terms would survive termination; and

(b)

if this Agreement is terminated by a Party because of a breach of this Agreement by the other Party or because a condition for the benefit of the terminating Party has not been satisfied because the other Party has failed to perform any of its obligations or covenants under this Agreement which are reasonably capable of being performed or caused to be performed by such Party, the terminating Party's right to pursue all legal remedies will survive such termination unimpaired.

PART 12

INDEMNITIES

Indemnification of Purchaser

12.1

Each of the Sellers and each of the Controlling Shareholders individually covenants and agrees with the Purchaser to indemnify the Purchaser against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including reasonable legal fees) ("Claims") suffered or incurred by the Purchaser or any Purchased Company, directly or indirectly, by reason of, or arising out of, or with respect to:

(a)

a breach of any representations or warranties on the part of the Sellers or Controlling Shareholders in Part 4 or Part 5 of this Agreement;

(b)

a breach of any agreement, term or covenant on the part of the Sellers or Controlling Shareholders made or to be observed or performed under this Agreement; or

(c)

Indemnified Pre-Closing Reorganization Taxes provided that there may be no other Claim with respect to Taxes arising from or related to the Pre-Closing Reorganization;

provided that such Claim is made within 24 months of the Closing Date, save and except for

(d)

any Claims arising out of or concerning a breach of any of those representations or warranties in § 4.1(bb) to 4.1(dd), which Claim must be made within the limits set out in § 4.2(a), and

(e)

any Claims arising out of or concerning a breach of those representations or warranties in § 4.1(b) and 4.1(c), which will have no time limit on when a Claim can be made,

provided that the liability of the Controlling Shareholder under this indemnity solely relates to any breaches of the representations and warranties in § 5.2.

12.2

In addition to the indemnity provided under § 12.1, the Sellers and Controlling Shareholders covenant and agree with the Purchaser to indemnify the Purchaser against all Claims suffered or incurred by the Purchaser or any Purchased Company, directly or indirectly, by reason of or arising out of any environmental matter listed in Schedule 4.1(hh), provided that the aggregate amount of liability of all of the Sellers and Controlling Shareholders in respect of this indemnity will, in all cases, be limited as follows:

(a)

if made on or before 24 months from the Closing Date, US$1,000,000;

(b)

if made on or before 48 months from the Closing Date but after the period described in § 12.2(a), US$500,000 less the amount of any Claim pursuant to § 12.2(a); and

(c)

if made after the day that is 48 months after the Closing Date, US$0.

Indemnification of Sellers

12.3

The Purchaser covenants and agrees to indemnify the Sellers against all Claims suffered or incurred by the Sellers, directly or indirectly, by reason of or arising out of:

(a)

a breach of any representations or warranties on the part of the Purchaser in Part 6 of this Agreement; or

(b)

a breach of any agreement, term or covenant on the part of the Purchaser made or to be observed or performed under this Agreement;

provided that such Claim is made within 24 months of the Closing Date.

Limitations

12.4

Notwithstanding the provisions of this Part 12, the indemnification obligations of each of the Parties will be subject to the following limitations:

(a)

a Party will not have any liability under this Part 12 unless the individual Claim exceeds C$5,000;

(b)

a Party will not have any liability under this Part 12 until the aggregate of such Claims exceeds C$150,000;

(c)

the Sellers' total liability will not exceed the Purchase Price; and

(d)

a Party will not be liable for any special, indirect, consequential, punitive or aggravated damages (except, with respect to Taxes, those referred to in the definition of Taxes), including damages for loss of profit.

Reductions and Subrogation

12.5

If the amount of any Claim suffered by an indemnified party at any time after the making of an indemnity payment is reduced by:

(a)

any net tax benefit to the indemnified party; or

(b)

any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses or premiums incurred in connection therewith), together with interest thereon from the date of payment thereof at an annual rate of 5%, will promptly be repaid by the indemnified party to the indemnifying party.  Upon making a full indemnity payment, the indemnifying party will, to the extent of such indemnity payment, be subrogated to all rights of the indemnified party against any third party in respect of the claim to which the indemnity payment relates.

Exclusive Remedy

12.6

The rights of indemnity set forth in this Part 12 are the sole and exclusive remedy of each Party in respect of any misrepresentation, incorrectness in or breach of any representation or warranty, or breach of covenant, by the other Party under this Agreement.  Accordingly, the Parties waive, from and after the Closing, any and all rights, remedies and claims that one Party may have against the other, whether at law, under any statute or in equity, or otherwise directly or indirectly, relating to the provisions of this Agreement or the transactions contemplated by this Agreement other than those than as expressly provided for in this Part 12 and other than those arising with respect to any fraud or wilful misconduct.

Indemnification Procedures for Third Party Claims

12.7

In the case of Claims (other than with respect to Taxes) made by a third party with respect to which indemnification is sought:

(a)

the Party seeking indemnification (the "Indemnified Party") will give prompt notice, and in any event within 15 days, to the other Party (the "Indemnifying Party") of any such Claims made upon it;

(b)

the Indemnifying Party will have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in § 12.7(a), to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption will, by its terms, be without cost to the Indemnified Party and provided further that the Indemnifying Party will have acknowledged in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Part 12 in respect of that Claim;

(c)

upon the assumption of control of any Claim by the Indemnifying Party as set out in § 12.7(b), the Indemnifying Party will diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party will co-operate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party will also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense;

(d)

the final determination of any Claim pursuant to this Section, including all related costs and expenses, will be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be of such Claim against the Indemnifying Party; and

(e)

if the Indemnifying Party does not assume control of a Claim as permitted in § 12.7(b), the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim will terminate if the Indemnified Party settles such Claim without the consent of the Indemnifying Party.

PART 13

GENERAL

Disputes

13.1

All disputes arising out of or in connection with this Agreement, or in respect of any legal relationship associated with or derived from this Agreement, will be arbitrated and finally resolved, with absolutely no right of appeal even on questions of law, pursuant to the National Arbitration Rules of the ADR Institute of Canada Inc. Unless otherwise agreed, there will be one arbitrator. Each Party will agree upon one arbitrator, failing which an arbitrator may be appointed by the court on a Party's application pursuant to the Arbitration Act (Ontario). The arbitration will take place in the City of Toronto, in the Province of Ontario, and will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein. The language of the arbitration will be English.

Public Notices

13.2

The Parties agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Agreement will be jointly planned and co-ordinated and no Party will act unilaterally in this regard without the prior approval of the others, such approval not to be unreasonably withheld.

Public Disclosure

13.3

Before and after Closing, none of the Parties will disclose the terms of this Agreement, except as reasonably required for income tax purposes or as otherwise may be required by law including all securities laws and applicable stock exchange rules and policies.  The Purchaser will be entitled to make such filings and public disclosures as it is advised by counsel are required or desirable in order to apply with applicable securities laws and stock exchange rules.

Expenses

13.4

Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with the preparation of this Agreement and the transactions contemplated by this Agreement will be paid by the Party incurring such expenses.

Time

13.5

Time will be of the essence hereof.

Notices

13.6

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof will be sufficiently given if delivered to the Party to whom it is given or, if mailed, by prepaid registered mail addressed to such Party at:

(a)

if to the Purchaser:

Suite 110 - 4020 Viking Way
Richmond, British Columbia  V6V 2L4

Attention: Amiee Chan
Fax: 604-821-2801

with a copy to the Purchaser's Solicitors:

McMillan LLP
1500 - 1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention:  Leo Raffin

(b)

if to Sinclair, the Sellers or Controlling Shareholders:

c/o Sinclair Technologies Inc.
85 Mary Street
Aurora, Ontario
L4G 6X5

Attention: Calven Iwata

with a copy to the Sellers' Solicitors:

Beard Winter LLP
130 Adelaide Street West
Suite 701
Toronto, Ontario
M5M 2K4

Attention:  Julian L. Doyle

or at such other address as the Party to whom such writing is to be given will have last notified the Party giving the same in the manner provided in this clause.  Any notice mailed will be deemed to have been given and received on the fifth business day next following the date of its mailing unless at the time of mailing or within five business days thereafter there occurs a postal interruption which could have the effect of delaying the mail in the ordinary course, in which case any notice will only be effectively given if actually delivered.  Any notice delivered to the Party to whom it is addressed will be deemed to have been given and received on the business day next following the day it was delivered.

Governing Law and Attornment

13.7

This Agreement will be governed by and interpreted in accordance with the laws of Ontario and the federal laws of Canada applicable therein, without reference to its conflict of laws principles.  Subject to § 13.1, the parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario.  The parties agree that the Convention on Contracts for the International Sale of Goods will not apply to this Agreement.

Severability

13.8

Should any provision of this Agreement be void or unenforceable it will be severed from this Agreement and the remainder of this Agreement will remain in full force and effect and will be interpreted and construed as if the stricken provision had never formed part of this Agreement.

Waiver

13.9

Any waiver by a party or any failure on a party's part to exercise any of its rights in respect of this Agreement will be limited to the particular instance and will not extend to any other instance or matter in this Agreement or in any way otherwise affect the rights or remedies of such party.

Amendment

13.10

This Agreement may not be modified or amended except by an instrument in writing signed by all the parties hereto or by their respective legal personal representatives, heirs, executors, administrators, successors, legal personal representatives or permitted assigns.

Entire Agreement

13.11

This Agreement and the Escrow Agreement constitute the entire agreement between the Parties and supersedes all prior agreements and understandings, oral or written, by and between any of the Parties with respect to the subject matter hereof, excluding any confidentiality or non-disclosure agreements, but including the Letter of Intent between 997, 998, the Purchaser, and Iwata Capital Inc. dated September 15, 2010, as amended by an addendum between 997, 998, the Purchaser, Calven and Iwata Capital Inc. dated January 14, 2011.

Further Assurances

13.12

The Parties will with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

Enurement

13.13

This Agreement and each of the terms and provisions hereof will enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, personal representatives, successors and assigns.

Assignment

13.14

No Party may assign or transfer this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Parties, without the prior written consent of the other party which consent will not be unreasonably withheld.  Notwithstanding the foregoing, this Agreement, and any of the rights and obligations of the Purchaser under this Agreement, may be assigned in writing by the Purchaser to one or more of its Affiliates.

Counterparts

13.15

This Agreement may be executed in one or more counterparts or by facsimile transmission and if so executed such counterparts or facsimile copies will be read and construed together as if they formed one document.

[SIGNATURE PAGE FOLLOWS]

- 57 -

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the day and year first above written.

NORSAT INTERNATIONAL INC.

By: ______________________
Name: Amiee Chan
Title: Chief Executive Officer

SINCLAIR TECHNOLOGIES HOLDINGS INC.

By: ______________________
Name: Calven Iwata
Title: President

Signed, Sealed and Delivered by **Calven Iwata** in the presence of:

____
Witness (Signature)

____
Name (please print)

____
Address

____
City, Province

____
Occupation

____
Calven Iwata

Signed, Sealed and Delivered by **Cheryl Iwata** in the presence of:

____
Witness (Signature)

____
Name (please print)

____
Address

____
City, Province

____
Occupation

____
Cheryl Iwata

3929091.15

- 58 -

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the day and year first above written.

NORSAT INTERNATIONAL INC.

By: ______________________
Name: Amiee Chan
Title: Chief Executive Officer

SINCLAIR TECHNOLOGIES HOLDINGS INC.

By: ______________________
Name: Calven Iwata
Title: President

Signed, Sealed and Delivered by **Calven Iwata** in the presence of:

____
Witness (Signature)

Megan Iwata
Name (please print)

25 Castle Harbour Drive
Address

Port Perry, ON
City, Province

Manufacture antennas
Occupation

____
Calven Iwata

Signed, Sealed and Delivered by **Cheryl Iwata** in the presence of:

____
Witness (Signature)

mika Iwata
Name (please print)

25 Castle Harbour Drive
Address

Port Perry, ON
City, Province

Clerical
Occupation

____
Cheryl Iwata

~~3929091.14~~3929091.15

FROM : A.J.SINCLAIR FAX NO. : 4164220503 Jan. 18 2011 04:53PM P2

- 58 -

1078997 ONTARIO LIMITED

By: [signature]

Name: Andrea Sinclair
Title: President

1078998 ONTARIO LIMITED

By: [signature]

Name: Valerie Sinclair
Title: President

Signed, Sealed and Delivered by **Andrea Sinclair** in the presence of:

G. Shoukas.
Witness (Signature)

George Shoukas
Name (please print)

224 Douglas Drive
Address

Toronto. Ontario.
City, Province

Accountant.
Occupation

[signature]
Andrea Sinclair

Signed, Sealed and Delivered by **Valerie Sinclair** in the presence of:

G. Shoukas.
Witness (Signature)

George Shoukas
Name (please print)

224 Douglas Drive
Address

Toronto, Ontario.
City, Province

Accountant.
Occupation

[signature]
Valerie Sinclair

3920091.15

     SCHEDULE 1.1(W)

FORM OF ESCROW AGREEMENT

ESCROW AGREEMENT

Made as of January ____, 2011

By and Among

1078997 ONTARIO LIMITED,

1078998 ONTARIO LIMITED,

CALVEN S. IWATA AND

CHERYL IWATA

- AND -

NORSAT INTERNATIONAL INC.

- AND -

BEARD WINTER LLP

4122560.3

TABLE OF CONTENTS

ARTICLE 1 - DEFINITIONS		2
1.01	Interpretation	2
1.02	Other Definitions	2
ARTICLE 2 - ESCROW		2
2.01	Appointment of the Escrow Agent	2
2.02	Delivery to Escrow Agent	2
2.03	Investment of Escrow Funds	3
ARTICLE 3 - RELEASE FROM ESCROW		3
3.01	Joint Direction for release of Escrow Funds or Escrow Documents	3
3.02	Request for Release of Escrowed Materials	3
ARTICLE 4 - ESCROW AGENT		4
4.01	Rights, Duties, Liabilities and Indemnities of Escrow Agent	4
4.02	Indemnity of Escrow Agent	4
4.03	Replacement of Escrow Agent	4
ARTICLE 5 - GENERAL		4
5.01	Further Assurances	4
5.02	Time of the Essence	5
5.03	Benefit of the Agreement	5
5.04	Entire Agreement	5
5.05	Amendments and Waiver	5
5.06	Assignment	5
5.07	Notice	5
5.08	Governing Law	7
5.09	Arbitration	7

4122560.3

THIS ESCROW AGREEMENT made as of the ____ day of January, 2011.

BY AND AMONG:

1078997 ONTARIO LIMITED, a corporation incorporated under the laws of the Province of Ontario,
1078998 ONTARIO LIMITED, a corporation incorporated under the laws of the Province of Ontario,
CALVEN S. IWATA, an individual residing in the Town of Port Perry in the Province of Ontario, and
CHERYL IWATA, an individual residing in the Town of Port Perry in the Province of Ontari

(herein collectively referred to as the "Sellers")

- and -

NORSAT INTERNATIONAL INC., a corporation incorporated under the laws of the Province of British Columbia

(herein referred to as the "Purchaser")

- and -

BEARD WINTER LLP, a limited liability partnership constituted under the laws of the Province of Ontario

(herein referred to as the "Escrow Agent")

            WHEREAS the Sellers, the Purchaser, and others have entered into a share purchase agreement dated as of January ____, 2011 (the "Share Purchase Agreement");

            AND WHEREAS this escrow agreement is entered into in contemplation of Section 1.1(w) and Part 2 and 3 of the Share Purchase Agreement;

            AND WHEREAS the Escrow Agent has agreed to undertake and perform its duties according to the terms and conditions hereof;

            NOW THEREFORE in consideration of mutual covenants herein contained and other good and valuable consideration, the parties hereto agree one with the other as follows:

4122560.3

ARTICLE 1 - DEFINITIONS

1.01 Interpretation

     Where used in this Agreement, the following terms shall have the following meanings respectively ascribed thereto:

(i)	"Agreement" means this escrow agreement between the Sellers, the Purchaser and the Escrow Agent and any schedule appended hereto, as such agreement may be amended, modified or supplemented from time to time;
(ii)	"Business Day" means every day except Saturdays and "holidays" (including Sundays) as that term is defined in the Interpretation Act (Canada), as amended;
(iii)	"Earn-Out-Shares" has the meaning ascribed thereto in the Share Purchase Agreement;
(iv)	"Escrow Funds" means all funds held in escrow pursuant to this Agreement and includes, without limitation, any funds distributed as part of the Earn-Out Shares all interest and other income earned on the Escrow Funds;
(v)	"Escrow Parties" means the Sellers and the Purchaser;
(vi)	"Initial Escrow Funds" means the amount of one million, five hundred thousand (US$1,500,000) United States Dollars;
(vii)	"Promissory Notes" means the four promissory notes contemplated by section 2.3(b) of the Share Purchase Agreement in the form appended to the Share Purchase Agreement as Schedule 2.3; and
(viii)	"Section" means a section of this Agreement.

1.02 Other Definitions

     All capitalized terms in this Agreement not defined in Section 1.01 shall have the meanings respectively ascribed thereto in the Share Purchase Agreement.

ARTICLE 2 - ESCROW

2.01 Appointment of the Escrow Agent

     The Escrow Parties appoint the Escrow Agent to serve as escrow agent, and the Escrow Agent accepts such appointment on the terms set forth in this Agreement.

2.02 Delivery to Escrow Agent

     On the Closing Date, the Purchaser shall wire the Initial Escrow Funds in immediately available funds to the United States dollar trust account of the Escrow Agent in accordance with the wire coordinates set out in Schedule "A" and (a) the Purchaser shall deposit with the Escrow Agent the share certificates evidencing the Earn-Out-Shares divided into 75% and 25% increments, (b) the Purchaser shall deposit with the Escrow Agent the Promissory Notes, and (c) the Seller shall deposit with the Escrow Agent the powers of attorney required by Section 10.2(i) of the Share Purchase Agreement (collectively, (a) through (c) the "Escrow Documents").

4122560.3

2.03 Investment of Escrow Funds

     The Escrow Agent shall place all Escrow Funds in an interest bearing term deposit at the Royal Bank of Canada unless otherwise jointly directed in writing by the Escrow Parties.

ARTICLE 3 - RELEASE FROM ESCROW

3.01 Joint Direction for release of Escrow Funds or Escrow Documents

     The Escrow Agent shall at any time release the Escrow Funds and the Escrow Documents in such amounts and on such date or dates pursuant to a joint written direction of the Escrow Parties within five (5) Business Days of its receipt of such written direction. Any interest earned on Escrow Funds will be paid pro rata to the party receiving the Escrow Funds on which such interest was earned. Any joint written direction required for the purposes of this Agreement shall be executed on behalf of the Sellers by Calven S. Iwata and one of 1078997 Ontario Limited or 1078998 Ontario Limited.

3.02 Request for Release of Escrowed Materials

     An Escrow Party (the "Requesting Party") may deliver to the Escrow Agent (with a copy to each other Escrow Party) a sworn affidavit (the "Affidavit") stating that (a) the Requesting Party is entitled to a release of an exact quantity of all or part of the Escrow Funds and/or the Escrow Documents (the "Requested Release") pursuant to the terms of the Share Purchase Agreement or the Promissory Notes, where such statement contains the reasonable particulars of such entitlement, (b) the Requesting Party has requested in writing that the other Escrow Parties execute a joint direction effecting the Requested Release but such Requested Release has not occurred within five (5) business days of such initiating request, and (c) the Requesting has previously or contemporaneously delivered a copy of the Affidavit to the other Escrow Parties. If the Escrow Party is a corporation, the Affidavit must be sworn by an officer or director of the Corporation who has personal knowledge of the facts set out therein. The Escrow Agent shall at any time release the Requested Release to the Requesting Party within ten (10) Business Days of its receipt of the Affidavit where the Escrow Agent has not received a written notice of dispute of such Affidavit (the "Dispute Notice") within such ten (10) Business Day period.

     If the Escrow Agent receives such Dispute Notice, (a) it shall notify the Escrow Parties of such Dispute Notice, (b) the matter shall be determined by arbitration pursuant to section 5.09 of this Agreement and (c) the Escrow Agent shall act in accordance with the decision of the arbitrator or arbitral tribunal.

4122560.3

ARTICLE 4 - ESCROW AGENT

4.01 Rights, Duties, Liabilities and Indemnities of Escrow Agent

     The acceptance by the Escrow Agent of its duties and obligations under this Agreement is subject to the following terms and conditions, which shall govern and control the rights, duties, liabilities and immunities of the Escrow Agent:

(i)	The Escrow Agent shall be protected in acting upon any written notice, request, waiver, consent, receipt, or other paper or document signed or apparently signed by the proper person, party or parties pursuant or relating to the terms and conditions of this Agreement; and
(ii)	The Escrow Agent shall not be required to defend any legal proceedings which may be instituted against it in respect of or arising out of anything herein contained unless requested so to do by a party hereto and is indemnified and funded to its reasonable satisfaction against the cost and expense of such defence.

4.02 Indemnity of Escrow Agent

     Each of the Escrow Parties severally agrees to indemnify and hold harmless the Escrow Agent for any claims, losses, damages, costs and expenses, including reasonable fees, disbursements and out-of pocket expenses of any agent or legal counsel, related to the execution of its obligations which are the direct or indirect result of any act or omission of such Escrow Party. Each of the Escrow Parties shall pay one-half of the fees of the Escrow Agent for acting in such capacity, except for the negotiation and preparation of this Agreement for which each party shall bear its own costs and expenses.

4.03 Replacement of Escrow Agent

     It is understood and agreed that the Escrow Agent may resign upon giving written notice to all Escrow Parties and the Escrow Agent shall be obliged to resign upon receipt of a written notice requesting such resignation signed by each of the Escrow Parties. Such resignation shall take effect thirty (30) days after such notice is given or such earlier time as each of the Escrow Parties agrees to, unless at or prior to such date a successor Escrow Agent shall be appointed by each of the Escrow Parties, in which case such resignation shall take effect immediately upon the appointment of such successor Escrow Agent.

ARTICLE 5- GENERAL

5.01 Further Assurances

     Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as any of the other parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4122560.3

5.02	Time of the Essence
Time shall be of the essence of this Agreement.
5.03	Benefit of the Agreement

     This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, legal personal representatives, successors and assigns.

5.04 Entire Agreement

     This Agreement shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties with respect to the subject matter hereof other than as expressly set forth in this Agreement.

5.05 Amendments and Waiver

     No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all of the parties hereto whose rights are affected by amendment and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

5.06 Assignment

     This Agreement may not be assigned by any party hereto without the written consent of the other parties hereto.

5.07 Notice

     Any demand, notice, statutory declaration, direction or other communication to be given in connection with this Agreement shall be given in writing simultaneously to all of the parties hereto and shall be given by personal delivery, registered mail, or by facsimile transmission addressed to the recipients as follows:

If to the Sellers:	c/o Calven S. Iwata 25 Castle Harbour Drive Port Perry, Ontario L9L 1P4 Fax No.: (905) 727-3317

With a copy to:	Beard Winter LLP Barristers and Solicitors 130 Adelaide St. W.

4122560.3

Suite 701
Toronto, Ontario
M5H 2K4

Attention: Julian L. Doyle

Fax No. : (416) 593-7760

If to the Purchaser:	4020 Viking Way
Suite 110
Richmond, British Columbia
V6V 2L4

Attention: Amiee Chan

Fax No.: (604) 821-2801

With a copy to:	McMillan LLP
Barristers and Solicitors
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention: Leo Raffin

Fax No.: (604) 893-2356

If to the Escrow Agent to:	Beard Winter LLP
Barristers and Solicitors
Suite 701, 130 Adelaide Street West
Toronto, Ontario M5H 2K4

Attention: Julian L. Doyle

Fax No.: (416) 593-7760

or to other such address, individual, or electronic communication number as may be designated by notice given by any part to the other parties. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on (a) the day of actual delivery thereof and, if given by registered mail, (b) the third Business Day following the deposit thereof in the mail and, (c) if given by facsimile communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day, provided in each case that such notice was followed on such Business Day by alternate means of delivery under (a) or (b). If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal or facsimile system which might affect the delivery thereof, any such demand, notice or other communication shall not be mailed or transmitted by facsimile communication, as the case may be, but shall be given by an alternate method permitted hereby.

4122560.3

5.08 Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties attorn to the non-exclusive jurisdiction of the courts in the Province of Ontario.

5.09 Arbitration

     All disputes arising out of or in connection with this Agreement, or in respect of any legal relationship associated with or derived from this Agreement, shall be arbitrated and finally resolved, with absolutely no right of appeal even on questions of law, pursuant to the National Arbitration Rules of the ADR Institute of Canada Inc. Unless otherwise agreed, there shall be one arbitrators. Each Party shall agree upon one arbitrator, failing which an arbitrator may be appointed by the court on a Party's application pursuant to the Arbitration Act (Ontario). The arbitration shall take place in the City of Toronto, in the Province of Ontario, and shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein. The language of the arbitration shall be English.

[Signature Page follows.]

4122560.3

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

1078997 ONTARIO LIMITED
Per:
	Name:	Andrea Sinclair
	Title:	President
1078998 ONTARIO LIMITED
Per:
	Name:	Valerie Sinclair

	Title:	President

Witness	CALVEN S. IWATA
Witness	CHERYL IWATA
NORSAT INTERNATIONAL INC.
Per:
	Name:	Amiee Chan
	Title:	President and CEO
BEARD WINTER LLP
Per:
	Name:	Julian L. Doyle
	Title:	Partner

4122560.3

SCHEDULE "A"

Beard Winter LLP

United States Dollar Trust Account

Bank:	Royal Bank of Canada
20 King Street West
Toronto, Ontario
M5H 1C4
Tel: (416) 974-6311
Transit #:	06012
ABA#:	021000021
Account #:	4006797
Swift Code:	ROYCCAT2

Name of Account	Beard Winter LLP

4122560.3

SCHEDULE 1.1(SS) PROMISSORY NOTE

US$l	Date: Januaryl, 2011

For value received, Norsat International Inc. (the "Purchaser") promises to pay tol (the "Seller") c/o Beard Winter LLP, 130 Adelaide Street West, Suite 701, Toronto, Ontario M5H 2K4, or at such other place as the Seller, may designate in writing from time to time, the amount then equal to the amount of the "Contingent Payment", as defined, determined and subject to all of the adjustments provided under the Share Purchase Agreement (defined below), currently estimated to be equal to US$l (the "Principal"), and interest at a rate of interest equal at all times to 3% per annum. Interest will be calculated and compounded monthly, not in advance, before as well as after maturity, default and judgment, from (notwithstanding the date of the this Note) January 1, 2012 until payment in full on the basis of a year of 365 days. This Note will be payable in lawful money of the United States of America.

Principal and interest will be repaid as follows:

(a) 50% of Principal plus interest (from January 1, 2012 to the date of payment) on March 29, 2013, and (b) the balance of the Principal plus interest (from the date of payment of the instalment under § (a) to the payment of this instalment) on June 28, 2013.

The Purchaser may prepay the Principal and interest in whole or in part at any time without notice, bonus or penalty.

This Note is being issued pursuant to the terms of a Share Purchase Agreement (the "Share Purchase Agreement") dated January ____, 2011 among the Purchaser, the Seller and certain others. The Principal will at all times be equal to the adjusted Contingent Payment in the circumstances set out in § 2.8 of the Share Purchase Agreement. If the Principal is lower than the amount first set out above in this Note, the Seller will (if so requested by the Purchaser) execute such documentation as may reasonably be required by the Purchaser to reflect the lower Principal actually due in accordance with the adjustments. Notwithstanding any other provision of this Note,

(a) interest will be calculated on the adjusted amount of Principal and, in the event of the bankruptcy, liquidation or insolvency of the Purchaser the Principal amount will not be adjusted and will be the full amount set out herein, and (b) the amount of Principal shall at no time (except in the event of bankruptcy, liquidation or insolvency of the Purchaser) represent more or less than the amount owing with respect to the Contingent Payment, and no such adjustments (or restatement of this Note) shall represent a forgiveness or compromise of any debt or obligation of the Purchaser.

The following will constitute Events of Default by the Purchaser:

(a) non-payment within 10 business days after the due date thereof of principal, interest and any other amounts due under this Note which is not cured within 15 days after the Purchaser receives written notice of such default from the Seller; (b) if proceedings for the dissolution, liquidation or winding-up of the Purchaser or for the suspension of the operations of the Purchaser are commenced, unless such proceedings are being actively and diligently contested by the Purchaser in good faith; (c) in the event of the bankruptcy, liquidation or insolvency of the Purchaser or if a receiver or receiver-manager is appointed for all or any part of the business or assets of the Purchaser; or (d) if the Purchaser ceases to carry on business.

Upon the occurrence of one or more Events of Default, the Seller may declare the outstanding principal and accrued interest under this Note to be immediately due and payable and the Seller may exercise all remedies available to the Seller at law or in equity.

No party hereto may assign the Note, or its rights or obligations hereunder, without the prior written consent of the other party.

The Purchaser hereby waives presentment for payment, notice of dishonour, protest, notice of protest, demand and other formalities to which it might otherwise be entitled.

This Note will be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable therein.

NORSAT INTERNATIONAL INC.

Per:____________________________________ Authorized Signatory

SCHEDULE 2.12

INTEGRATION PLAN AND POLICY MANUAL

[Redacted - Integration Plan and Policy Manual]

SCHEDULE 4.1(a)

JURISDICTIONS OF BUSINESS

PURCHASED COMPANY	JURISDICTION OF	JURISDICTIONS OF
	INCORPORATION	BUSINESS
SINCLAIR TECHNOLOGIES INC.	ONTARIO	Ontario & British Colombia
SINCLAIR TECHNOLOGIES INC.	NEW YORK	New York
SINCLAIR TECHNOLOGIES LIMITED	UNITED KINGDOM	United Kingdom
SINCLAIR TECHNOLOGIES HOLDINGS INC.	ONTARIO	Ontario
LABTRONICS LEASING LIMITED	ONTARIO	Ontario
SINCLABS INC.	ONTARIO	Ontario
LASER FUSION INVESTMENTS INC.	ONTARIO	Ontario
LASER FUSION LIMITED	ONTARIO	Ontario

     SCHEDULE 4.1(b) CAPITALIZATION AND SHARE OWNERSHIP

Sinclair Technologies Holdings Inc.

Authorized Capital:

Unlimited number of common shares

Unlimited number of Class A common shares

Issued and outstanding shares as at the date of the Agreement and as at the Closing Date:

Shareholder	Number of Common Shares
1078997 Ontario Limited	283,099
1078998 Ontario Limited	283,099
Calven S. Iwata	354,292
Cheryl Iwata	88,148

Sinclair Technologies Inc. (Ontario)

Authorized Capital:

Unlimited number of Class D Preference shares
Unlimited number of Class C Preference shares
Unlimited number of Class B Common Shares
Unlimited number of Class A Common Shares

Issued and outstanding shares

Shareholder	Number and Class of Shares
Sinclair Technologies Holdings Inc.	763,943 Class A Common
Sinclair Technologies Holdings Inc.	381.970 Class B Common

Sinclair Technologies Limited (U.K.)

Authorized Capital:

1,000 shares

Issued and outstanding shares:

Shareholder	Number of Shares
Sinclair Technologies Inc.	1,000

Sinclair Technologies Inc. (New York)

Authorized Capital:
200,000 shares of common stock
200,000 shares of preferred stock

Issued and outstanding shares:

Shareholder	Number and Class of Shares
Sinclair Technologies Inc. (Ontario)	200 Common

Labtronics Leasing Limited

Authorized Capital:
3,600 Special shares
4,000 Common shares

Issued and outstanding shares:

Shareholder	Number and Class of Shares
Sinclair Technologies Inc. (Ontario)	4 Common

Sinclabs Inc.
Sole Shareholder:	Sinclair Technologies Inc. (Ontario)

Laser Fusion Investments Inc.
Sole Shareholder:	Sinclair Technologies Inc. (Ontario)

Laser Fusion Limited
Sole Shareholder:	Sinclair Technologies Inc. (Ontario)

SCHEDULE 4.1(d) CONSENTS AND APPROVALS

1.	CONSENT OF NEWMARKET PROPERTY CORPORATION PURSUANT TO THE LEASE AGREEMENT BETWEEN NEWMARKET PROPERTY CORPORATION, AS LESSOR, AND SINCLAIR TECHNOLOGIES INC., AS LESSEE, DATED FEBRUARY 14, 2008 FOR 85 MARY STREET, AURORA, ONTARIO

2.	CONSENT OF VICTOR LIBERATORE PURSUANT TO THE LEASE AGREEMENT

BETWEEN VICTOR LIBERATORE, AS LESSOR, AND SINCLAIR TECHNOLOGIES INC., AS LESSEE, DATED OCTOBER 23, 2008 FOR 5811 SOUTH PARK AVENUE, SUITE 3, HAMBURG NEW YORK AS AMENDED BY A LEASE RENEWAL AND EXTENSION AGREEMENT DATED OCTOBER 29, 2010

SCHEDULE 4.1(e) FINANCIAL STATEMENTS

[Redacted - Financial Statements of Sinclair and Sinclair Technologies]

SCHEDULE 4.1(f) BANKRUPTCY

Sinclair Technologies Inc., an Ontario Company, filed a Notice of Intention to Make a Proposal Under the Bankruptcy Act on October 1, 2004. The unsecured creditors and the court approved the company's Amended Proposal to Unsecured Creditors. Sinclair Technologies Inc. subsequently fully satisfied its obligations under the Amended Proposal and affirmed by theTrustee.

SCHEDULE 4.1(j)

ABSENCE OF UNUSUAL TRANSACTIONS

[Redacted - List of Sinclair Pre-Closing Transactions]

SCHEDULE 4.1(k) ENCUMBRANCES

See attached summary of PPSA registrations against Sinclair Technologies Inc. (an Ontario corporation).

Personal Property Security Act (Ontario) SINCLAIR TECHNOLOGIES INC. File Currency: JANUARY 17, 2011

Debtor Name	Secured Party	File Number	Registration No.	Collateral	General Collateral
			and Expiry Date	Classification	Description

SINCLAIR	HSBC BANK	666758358	20101223 1434	Inventory,
TECHNOLO	CANADA		1793 4211	Equipment,
GIES INC.	Fortuna		Expires: Dec.	Accounts,
85 Mary	House, 6168		23, 2015	Other, Motor
Street, Aurora	No. 3 Road,			Vehicle
L4G 6X5	Richmond,
BC V6Y 2B3

SCHEDULE 4.1(l) LEASED ASSETS

Nil

SCHEDULE 4.1(n)

BANK ACCOUNTS AND POWERS OF ATTORNEY

[Redacted - Bank Accounts and Powers of Attorney]

SCHEDULE 4.1(o) REAL PROPERTY

The company does not own any properties. It has 3 properties that are leased as follows:

LEGAL ENTITY Sinclair Technologies Inc., (Ontario Corporation) Sinclair Technologies Inc.,(NY Corporation) Sinclair Technologies Limited (UK Corporation)

LEASED PROPERTY

85 Mary Street, Aurora, Ontario, L4G 6X5

5811 South Park Avenue, Suite 3, Hamburg, New York, 14075, USA

67A High Street, Somersham, Cambs, PE28 3JB, United Kingdom

     SCHEDULE 4.1(p) MATERIAL CONTRACTS

[Redacted - List of Material Contracts]

SCHEDULE 4.1(r) EMPLOYEES

[Redacted - Employees Information]

SCHEDULE 4.1(s) WORKERS' COMPENSATION

Nil

SCHEDULE 4.1(t) UNION CONTRACTS

Nil

SCHEDULE 4.1(u) LITIGATION

Nil

SCHEDULE 4.1(v) INSURANCE

[Redacted - Insurance Information]

     SCHEDULE 4.1(y) CORPORATE RECORDS

[Redacted - List of status of corporate records]

     SCHEDULE 4.1(z) REQUIRED AUTHORIZATIONS

Nil

     SCHEDULE 4.1(aa) PERMITS AND LICENSING

[Redacted - List of Permits and Licensing]

SCHEDULE 4.1(bb) TAX MATTERS

[Redacted - Tax Matters]

     SCHEDULE 4.1(cc) ADDITIONAL TAX MATTERS

[Redacted - Pre-closing matters]

SCHEDULE 4.1(dd) GST

[Redacted - GST Matters]

     SCHEDULE 4.1(gg) SPECIFIC REPRESENTATIONS

[Redacted - Employee Compensation Information]

SCHEDULE 4.1(hh) ENVIRONMENTAL MATTERS

Sinclair Technologies Inc., an Ontario company had an underground storage container for chemicals on its property at 85 Mary St. in Aurora. Corrosion of the container caused a leak into the soil, resulting in the need for further assessment.

The following reports were made available to the Purchaser/Purchaser's due diligence team: Phase I Environmental Site Assessment; Phase II Environmental Site Assessment; Supplemental Phase II Environmental Site Assessment; and Soil Remediation Program Air Quality Report of 85 Mary St Aurora

SCHEDULE 4.1(ii) INTELLECTUAL PROPERTY

Patents

Anti-Cancellation Antenna

U.S. Patent 5,065,166. Mobile antennas operating in the frequency range of 800 Mhz to 1.4Ghz experience interference due to cancellation of the signal arriving via different propagation paths. The anti-cancellation antenna is a passive mobile antenna which effectively reduces this interference effect and provides for better radio reception than a conventional mobile antenna. We understand that this patent has expired.

Module for Cavity Resonance Devices

U.S. Patent 4,087,768 (1978), Canadian Patent 1,062,345 (1979), U.K. Patent 1,575,966, (1977), German Patent P 27 53 636.3 (1980). Cavity resonators are used extensively as radio signal filters. This patent defines a modular approach to building the actual metal containers or cavities for these filters. Long U-shaped metal extrusions can be cut to the proper length (depending on the specific radio frequency to be filtered) and then interconnected to form multiple cavity configurations, thus reducing fabrication costs and inventory requirements. Application of this patent has been with products under Sinclair's registered trademark, "Res-Lok". We understand that this patent has expired.

Notch Filter Network

U.S. Patent 3,815,137, Canadian Patent 836,164. This patent defines a particular configuration of cavity resonator radio signal filters that pass a certain radio frequency while providing suppression of a specific frequency that is close to the frequency being passed. The suppressed frequency can be easily adjusted relative to the passed frequency. Improved versions of this filter configuration followed later and are currently known as Sinclair's "Q-Circuit" filters. We understand that this patent has expired.

Resonator Filtering System

U.S. Patent 3,124,768, Canadian Patent 684,056 (1964), U.K. Patent 974,206 (1963). This patent relates to a radio signal filtering system that uses a network of cavity resonator filters combined in such a way as to allow a number of radio transmitters and/or radio receivers to be coupled to a common antenna. In such a system, the various transmitters and/or receivers are operated at different frequencies, but are isolated from each other via the resonator filtering network. We understand that this patent has expired.

Vehicle Concealed Antenna

Canadian Patent Application #2,695,826, Registration #05527679; US Patent Application # 12/382,005, Publication # US-2010-0225547-A1, Publication Date, 09/09/2010. "Stealthwave Antenna" for covert operations.

Note(s):

Patent life in Canada and US is generally 17 years and in United Kingdom is 16 years

Trademarks

SINCLABS & Design - U.S. Registration 74630274 (Expired) Canadian Registration TMA 467,353

Stylized "N" Design - U.S. Registration 2153997, Canadian Registration TMA 467,608

EXCELSIOR - U.S. Registration 2096318 (Expired), Canadian Registration TMA 466,524.

Sinclair & Design - U.S. Registration 2,224,484; U.K. Registration 2016329; Canadian Registration TMA 465,821.

RES-LOK - Canadian Registration TMA 404,760. Expired. U.S. Registration 73144196 (Expired)

Superior then, Superior now - US Registration # 3,785,874, Term, 10 years, Renewal Date, May 04, 2020. Canadian Application 1476817

Colagi - Canadian Registration TMA 304,780 (Expired)

"Opti-Q", "Stealthwave" are not registered trademarks

     SCHEDULE 4.1(kk) BROKERS AND FINDERS FEE

[Redacted - Brokers and Finders Fees Payable by Sellers]

SCHEDULE 7.1(a)

PURCHASER'S AUTHORIZATIONS

Nil except for the TSX Approval referred to in § 6.1(d) and § 7.1(c).

SCHEDULE 9.1(i) NO INCREASES

[Redacted - Employee Compensation Information]

SCHEDULE 9.6

PRE-CLOSING REORGANIZATION

[Redacted - Redacted Sinclair Pre-Closing Reorganization Transactions]